 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 23, 1995

                                                  REGISTRATION NO.33-62869
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-2
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                GOLD KIST INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                               ----------------
                GEORGIA                              58-0255560
    (STATE OR OTHER JURISDICTION OF     (I.R.S. EMPLOYER IDENTIFICATION NO.)
    INCORPORATION OR ORGANIZATION)
                               ----------------
                      244 PERIMETER CENTER PARKWAY, N.E.
                            ATLANTA, GEORGIA 30346
                                 404-393-5000
  (ADDRESS AND TELEPHONE NUMBER OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ALEXANDER W. PATTERSON
                                 ALSTON & BIRD
                              ONE ATLANTIC CENTER
                          1201 WEST PEACHTREE STREET
                          ATLANTA, GEORGIA 30309-3424
                                 404-881-7688
           (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)
                               ----------------
                                  COPIES TO:
          PETER J. GIBBONS                           JACK L. LAWING
       VICE PRESIDENT--FINANCE                          SECRETARY
           GOLD KIST INC.                           AGVESTMENTS, INC.
        POST OFFICE BOX 2210                      POST OFFICE BOX 2210
       ATLANTA, GEORGIA 30301                    ATLANTA, GEORGIA 30301
                               ----------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable on or after the effective date of this Registration Statement.
                               ----------------
  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
1933, check the following box.   [X]
                               ----------------
  If the registrant elects to deliver its latest annual report to security-holders, or a complete and legible facsimile thereof, pursuant to Item 11
(a)(1) of this form, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ----------------

  PURSUANT TO RULE 429, THE COMBINED PROSPECTUS FILED AS A PART OF THIS REGISTRATION STATEMENT RELATES AS WELL TO THE FOLLOWING REGISTRATION STATEMENTS AND AMENDMENTS THERETO: REGISTRATION STATEMENTS NO. 2-86777, NO. 33-428, NO. 33-17394, NO. 33-24623, NO. 33-31164, NO. 33-42900, NO. 33-52268,
NO. 33-69204 AND NO. 33-55563.

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
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

                                     PART I

                                 GOLD KIST INC.

                  CROSS REFERENCE SHEET BETWEEN REGISTRATION
                       STATEMENT AND FORM OF PROSPECTUS

          ITEM NUMBER AND CAPTION                   HEADING IN PROSPECTUS
          -----------------------                   ---------------------
  1. Forepart of the Registration Statement
      and Outside Front Cover Page of
      Prospectus..........................   Facing Page of Registration
                                              Statement; Cross Reference Sheet;
                                              Cover Page of Prospectus
  2. Inside Front and Outside Back Cover
      Pages of Prospectus.................   Available Information; Information
                                              Incorporated by Reference; Table of
                                              Contents
  3. Summary Information, Risk Factors and
      Ratio of Earnings to Fixed Charges..   Prospectus Summary; Risk Factors
  4. Use of Proceeds......................   Use of Proceeds
  5. Determination of Offering Price......   Not Applicable
  6. Dilution.............................   Not Applicable
  7. Selling Security Holders.............   Not Applicable
  8. Plan of Distribution.................   Cover Page of Prospectus
  9. Description of Securities to be
      Registered..........................   Description of Subordinated Capital
                                              Certificates of Interest;
                                              Description of Subordinated Loan
                                              Certificates and Subordinated Large
                                              Denomination Loan Certificates
 10. Interests of Named Experts and
      Counsel.............................   Not Applicable

 11. Information with Respect to the
      Registrant
     (a) Description of Business..........   Business
     (b) Financial Statements.............   Consolidated Financial Statements
     (c) Information about Industry
          Segments, Classes of Similar
          Products, and Export Sales......   Business
     (d) Selected Financial Data..........   Selected Consolidated Financial Data
     (e) Supplementary Financial
          Information Selected Quarterly
          Financial Data..................   Not Applicable
     (f) Management's Discussion and
          Analysis of Financial Condition
          and Results of Operations.......   Management's Discussion and Analysis
                                              of Consolidated Results of
                                              Operations and Financial Condition
     (g) Changes in and Disagreements with
          Accountants on Accounting and
          Financial Disclosure............   Not Applicable
 12. Incorporation of Certain Information
      by Reference........................   Information Incorporated by
                                              Reference
 13. Disclosure of Commission Position on
      Indemnification for Securities Act
      Liabilities.........................   Not Applicable

                                GOLD KIST INC.

            $ 6,120,563--7.50%, FIFTEEN YEAR SUBORDINATED CAPITAL CERTIFICATES OF INTEREST (SERIES D)

            $ 5,608,355--7.25%, TEN YEAR SUBORDINATED CAPITAL CERTIFICATES OF INTEREST (SERIES D)

            $12,083,239--7.00%, SEVEN YEAR SUBORDINATED CAPITAL CERTIFICATES OF INTEREST (SERIES A)

            $11,670,318--6.75%, FIVE YEAR SUBORDINATED CAPITAL CERTIFICATES OF INTEREST (SERIES C)

            $14,433,592--6.50%, THREE YEAR SUBORDINATED CAPITAL CERTIFICATES OF INTEREST (SERIES A)

[LOGO] $14,973,083--6.25%, TWO YEAR SUBORDINATED CAPITAL CERTIFICATES OF INTEREST (SERIES A)

            $23,883,444--6.00%, ONE YEAR SUBORDINATED LOAN CERTIFICATES
            (SERIES C)

            $24,919,607--6.10%, ONE YEAR SUBORDINATED LARGE DENOMINATION LOAN CERTIFICATES (SERIES A)
            $13,203,694--5.60%, SIX MONTH SUBORDINATED LARGE DENOMINATION LOAN CERTIFICATE (SERIES A)

-------------------------------------------------------------------------------
  The Subordinated Capital Certificates of Interest, Subordinated Loan Certificates and Subordinated Large Denomination Loan Certificates are unsecured obligations of Gold Kist. The certificates of each series are redeemable, subject to certain limitations, by the holders, and the Five, Seven, Ten and Fifteen Year Certificates are subject to redemption at the call of Gold Kist. The Certificates of each series are subordinated, in case of liquidation of Gold Kist, to "Superior Indebtedness." As of July 1, 1995, Superior Indebtedness (as defined in the indenture under which each series will be issued) amounted to approximately $384,402,000. See Description of Subordinated Capital Certificates of Interest and Description of Subordinated Loan Certificates and Subordinated Large Denomination Loan Certificates.
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THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. SEE "RISK FACTORS" ON PAGE 5.
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
                                                UNDERWRITING
                                                DISCOUNTS AND
                                     PRICE TO    COMMISSIONS  PROCEEDS TO GOLD
                                      PUBLIC       (1)(2)         KIST (2)
------------------------------------------------------------------------------
SUBORDINATED CAPITAL CERTIFICATES
 OF INTEREST
 Fifteen Year (Series D)--Per Unit
  (3).............................. $       500
 Total............................. $ 6,120,563   $244,823      $ 5,875,740
 Ten Year (Series D)--Per Unit
  (3).............................. $       500
 Total............................. $ 5,608,355   $168,251      $ 5,440,104
 Seven Year (Series A)--Per Unit
  (3).............................. $       500
 Total............................. $12,083,239   $302,081      $11,781,158
 Five Year (Series C)--Per Unit
  (3).............................. $       500
 Total............................. $11,670,318   $233,406      $11,436,912
 Three Year (Series A)--Per Unit
  (3).............................. $       500
 Total............................. $14,433,592   $144,336      $14,289,256
 Two Year (Series A)--Per Unit (3). $       500
 Total............................. $14,973,083   $112,278      $14,860,785
SUBORDINATED LOAN CERTIFICATES
 One Year (Series C)--Per Unit
  (3).............................. $       500
 Total............................. $23,883,444   $119,417      $23,764,027
SUBORDINATED LARGE DENOMINATION
 LOAN CERTIFICATES
 One Year (Series A)--Per Unit
  (4).............................. $    50,000
 Total............................. $24,919,607   $124,598      $24,795,009
 Six Month (Series A)--Per Unit
  (5).............................. $    20,000
 Total............................. $13,203,694   $ 33,009      $13,170,685

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  (1) Agvestments, Inc. ("Agvestments"), a wholly-owned subsidiary of Gold
Kist, has been engaged by Gold Kist to solicit from the public on a best efforts basis offers to purchase the securities described herein. All offers to purchase are subject to acceptance by Gold Kist. Gold Kist has agreed to pay all of the expenses and disbursements of Agvestments, including the commissions of its associated persons and to furnish all facilities, financing and accounting, clerical and recordkeeping services necessary for the conduct of Agvestments' business. Gold Kist has also agreed to pay all liabilities incurred by Agvestments, including liabilities under the Securities Act of 1933. The commissions to be paid to Agvestments' associated persons will be established by Agvestments from time to time within the following ranges of percentage of the sales price of the certificates: Six Month Certificates-- 1/8- 1/4%; One Year Certificates-- 1/4- 1/2%; Two Year Certificates-- 1/2-3/4%; Three Year Certificates-- 3/4-1%; Five Year Certificates--1-2%; Seven Year Certificates--1.5-2.5%; Ten Year Certificates--2-3%; and Fifteen Year Certificates--2-4%. Agvestments offers cash bonuses to its associated persons under an incentive program, but in no event can the total compensation to any associated person exceed 5% of the sales price of certificates. Assuming that all registered certificates are sold and that the maximum incentive bonuses are earned by Agvestments' associated persons on such sales, the maximum compensation to be paid to Agvestments on the sale of $126,895,895 in face amount of certificates would total $1,506,619.
  Agvestments is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. ("NASD"). Agvestments' principal office is located at 244 Perimeter Center Parkway, N.E., Post Office Box 2210, Atlanta, Georgia 30301. This offering is being made in compliance with the terms of a partial exemption from the requirements of Schedule E of the NASD By-Laws. As a condition of this partial exemption, a minimum of 80 percent of the dollar amount of aggregate sales made in this offering must be to members, equity holders, producer-suppliers, non-member patrons or employees of Gold Kist, a subsidiary, franchisee or member association, or to holders of securities thereof within the past three years who were in one of the above categories at the time of purchase of such securities, or to family members or affiliates of one of the above.

  (2) The proceeds to Gold Kist of $125,389,276 are before deducting the expenses to be borne by Gold Kist of an estimated amount of $103,350. The certificates are offered on a best efforts basis for an indeterminate period of time, not expected to be in excess of two years. There is no requirement that the minimum amount of the securities of any series offered hereby must be sold.
  (3) All certificates are offered at par in minimum denominations of $500; however, certificates will be issued in any amount which is $500 or larger.
  (4) All certificates are offered at par in minimum denominations of $50,000; however, certificates will be issued in any amount which is $50,000 or larger.
  (5) All certificates are offered at par in minimum denominations of $20,000; however, certificates will be issued in any amount which is $20,000 or larger.
                                ---------------

                               AGVESTMENTS, INC.

                  The Date of this Prospectus is       , 1995

                             AVAILABLE INFORMATION

  Gold Kist is subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports and other information filed by Gold Kist can be inspected and copied at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, N.Y. 10008; and Midwest Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained by mail from the Public Reference Section of the Commission, 450 Fifth Street N.W., Washington, D.C. 20549 at prescribed rates.

  Gold Kist has filed with the Securities and Exchange Commission Registration Statements under the Securities Act of 1933 with respect to the securities offered hereby. This Prospectus does not contain all information set forth in the Registration Statements, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to Gold Kist and the securities offered hereby, reference is made to the Registration Statements, including the exhibits, consolidated financial statements and schedules filed as a part thereof. The Registration Statements may be inspected without charge at the principal offices of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. Copies of the Registration Statements, or any part thereof, may be obtained from the Commission's principal office in Washington, D.C. upon payment of the fees prescribed by the Commission.

  The summaries or descriptions of documents in this Prospectus do not purport to be complete, and where any such document is an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made for a full statement of its provisions.

                     INFORMATION INCORPORATED BY REFERENCE

  The Annual Report on Form 10-K for the fiscal year ended July 1, 1995, which was filed by Gold Kist with the Securities and Exchange Commission, is incorporated into this Prospectus by reference.

  Gold Kist will furnish without charge to each person to whom this Prospectus is delivered, on the request of such person, a copy of any and all of the information that has been incorporated by reference in the Registration Statement (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that the Registration Statement incorporates). Such request should be directed to Jack L. Lawing, Corporate Secretary, Gold Kist Inc., 244 Perimeter Center Parkway, N.E., Atlanta, Georgia 30346, whose telephone number is (404) 393-5000.

                               PROSPECTUS SUMMARY

  The following summary highlights certain information about Gold Kist Inc. and is qualified in its entirety by the detailed information and financial statements and related notes appearing elsewhere in this Prospectus.

                                THE ASSOCIATION

  Gold Kist Inc. is a diversified agricultural membership cooperative association, headquartered in Atlanta, Georgia. Gold Kist serves approximately 25,000 active farmer members and other cooperative associations located principally in the southeastern United States. Gold Kist both markets products and purchases supplies and equipment for its members. See Business.

                                  THE OFFERING

  The various classes of securities described below are offered for sale.

SECURITIES OFFERED

                                                                      AGGREGATE
                     DESCRIPTION OF SECURITIES                       FACE AMOUNT
                     -------------------------                       -----------
Subordinated Capital Certificates of Interest
 15 year maturity, Series D (Interest as indicated on the front cover of this Prospectus)......................................... $ 6,120,563
 10 year maturity, Series D (Interest as indicated on the front cover of this Prospectus)......................................... $ 5,608,355
 7 year maturity, Series A (Interest as indicated on the front cover of this Prospectus)............................................... $12,083,239
 5 year maturity, Series C (Interest as indicated on the front cover of this Prospectus)............................................... $11,670,318
 3 year maturity, Series A (Interest as indicated on the front cover of this Prospectus)............................................... $14,433,592
 2 year maturity, Series A (Interest as indicated on the front cover of this Prospectus)............................................... $14,973,083
Subordinated Loan Certificates
 1 year maturity, Series C (Interest as indicated on the front cover of this Prospectus)............................................... $23,883,444
Subordinated Large Denomination Loan Certificates
 1 year maturity, Series A (Interest as indicated on the front cover of this Prospectus)............................................... $24,919,607
 6 month maturity, Series A (Interest as indicated on the front cover of this Prospectus)......................................... $13,203,694

 Equivalent Subordination

  The Subordinated Capital Certificates of Interest, the Subordinated Loan Certificates and the Subordinated Large Denomination Loan Certificates of each class rank equally under their respective subordination provisions. See Description of Subordinated Capital Certificates of Interest--Subordination, and Description of Subordinated Loan Certificates and Subordinated Large Denomination Loan Certificates--Subordination.

 Redemption at Request of Certificateholder

  The certificates of each class may be redeemed prior to maturity upon the death of a certificateholder or, subject to quarterly amount limitations except in the case of the Subordinated Loan Certificates and Subordinated Large Denomination Loan Certificates, at any time. Redemption prior to maturity, other than upon the death of a certificateholder, requires a substantial redemption penalty which, under certain circumstances, could exceed the amount of interest paid or accrued on the certificate to the date of redemption, thus resulting in a redemption price which is less than the principal amount of the certificate. See Description of Subordinated Capital Certificates of Interest-- Redemption at the Request of Certificateholder, and Description of Subordinated Loan Certificates and Subordinated Large Denomination Loan Certificates-- Redemption at the Request of Certificateholder.

  The indentures governing the Subordinated Capital Certificates of Interest, the Subordinated Loan Certificates and the Subordinated Large Denomination Loan Certificates of each series do not contain additional redemption provisions requiring Gold Kist to repurchase the certificates at the request of the certificateholder upon the occurrence of a change in control of Gold Kist, nor do the indentures contain any provisions designed to afford protection to certificateholders in the event of a highly leveraged transaction involving Gold Kist.

 Redemption at the Option of Gold Kist

  In addition to redemptions at the request of the certificateholder, Gold Kist may, at its option, redeem all or, from time to time, any part of the certificates of five, seven, ten and fifteen year maturity on any date prior to maturity. In such event, the redemption price would be 100% of the principal amount redeemed, plus accrued but unpaid interest on that amount, plus a substantial redemption premium. See Description of Subordinated Capital Certificates of Interest--Redemption at the Option of Gold Kist.

METHOD OF SALE

  The securities are offered for sale by Agvestments, Inc. on a best efforts basis.

SELLING PRICE

  The securities are offered at par.

USE OF PROCEEDS

  The proceeds from this offering of securities will be used primarily to repay a portion of the Association's other indebtedness and for general corporate purposes. See Use of Proceeds.

MATERIAL RISKS

  Reference is made to the section of this Prospectus entitled Risk Factors.

SUMMARY OF SELECTED FINANCIAL INFORMATION

                                  FOR FISCAL YEARS ENDED (000'S OMITTED)
                            ---------------------------------------------------
                             JUNE 29,  JUNE 27,   JUNE 26,  JUNE 25,   JULY 1,
                               1991      1992       1993      1994      1995
                            ---------- ---------  --------- --------- ---------
Consolidated Statement of
 Operations Data:
 Net sales volume.........  $1,259,033 1,300,906  1,400,566 1,561,034 1,688,537
 Net margins (loss)(A)....  $   32,933   (20,614)    27,238    39,404    11,751
 Ratio of net margins
  (loss) to fixed
  charges(B)..............         2.5       1.4        3.2       3.7       2.0
                                          AS OF (000'S OMITTED)
                            ---------------------------------------------------
                             JUNE 29,  JUNE 27,   JUNE 26,  JUNE 25,   JULY 1,
                               1991      1992       1993      1994      1995
                            ---------- ---------  --------- --------- ---------
Consolidated Balance Sheet
 Data:
 Total assets.............  $  671,756   676,698    665,102   716,432   821,637
 Total liabilities........  $  351,284   382,789    354,889   394,754   482,675
 Patrons' and other
  equity(A)...............  $  296,940   271,456    285,620   296,662   314,990

--------
A. See Note 6 and Note 9(a) of Notes to Consolidated Financial Statements.
B. See Selected Consolidated Financial Data, Note C.

                                GOLD KIST INC.

  Gold Kist Inc. ("Gold Kist" or the "Association") is a diversified agricultural membership cooperative association, headquartered in Atlanta, Georgia. Gold Kist serves approximately 25,000 active farmer members located principally in the southeastern United States. In addition, other cooperative associations are members.

  Gold Kist is both a marketing and purchasing cooperative; it markets products and commodities and purchases supplies and equipment for its members. The Association also engages in marketing and purchasing transactions with nonmembers. Transactions with its members are on a cooperative basis, and members are entitled to receive patronage refunds out of net margins earned on such business. See Business--Patronage Refunds. Patronage refunds are not paid to nonmembers. The Association also engages in non-cooperative activities through subsidiaries and partnerships.

  Gold Kist conducts broiler and pork production operations, providing both marketing and purchasing services to producers. Gold Kist also purchases or manufactures feed, seed, fertilizers, pesticides, animal health products and other farm supply items for sale at wholesale and retail. Additionally, the Association is engaged in the processing, storage and marketing of cotton, serves as a contract procurement agent for, and stores, farm commodities such as soybeans and grain, and is a partner in a major peanut processing and marketing business and in a pecan processing and marketing business.

  The Association's principal office is located at 244 Perimeter Center Parkway, N.E., Atlanta, Georgia 30346, and its telephone number is (404) 393-5000.

                                 RISK FACTORS

LACK OF ESTABLISHED MARKET FOR SECURITIES OFFERED

  There is no established market for the Subordinated Capital Certificates of Interest, Subordinated Loan Certificates and Subordinated Large Denomination Loan Certificates presently outstanding, and it is unlikely that a market will be available in which the certificates offered by this Prospectus can be sold.

SUBORDINATION OF SECURITIES OFFERED

  Payment of the principal and interest on the Subordinated Capital Certificates of Interest, Subordinated Loan Certificates and Subordinated Large Denomination Loan Certificates of each series offered hereby is subordinated in right of payment, in case of liquidation of Gold Kist, to the prior payment in full of the principal of and interest on "Superior Indebtedness," as set forth in the indentures under which each series of Subordinated Capital Certificates of Interest, Subordinated Loan Certificates and Subordinated Large Denomination Loan Certificates will be issued. As of July 1, 1995, Superior Indebtedness (as defined in the indentures) amounted to approximately $384,402,000 and additional Superior Indebtedness, without limitation, may be created from time to time. See Description of Subordinated Capital Certificates of Interest--Subordination, and Description of Subordinated Loan Certificates and Subordinated Large Denomination Loan Certificates--Subordination.

AFFILIATED UNDERWRITER

  Agvestments, Inc. is a wholly-owned subsidiary of Gold Kist. Under the terms of an agreement with Gold Kist, Agvestments' business is restricted to the offering and sale of securities issued by Gold Kist. This offering is being made in compliance with the terms of a partial exemption from the requirements of Schedule E of the NASD By-Laws; no persons other than associated persons of Gold Kist or Agvestments participated in determining the price and other terms of the securities offered hereby. The rate of interest borne by certificates of each series is determined from time to time by the Board of Directors of Gold Kist or its delegates, who are officers of Gold Kist, but no change in the rate affects any certificates theretofore issued. The rates are reexamined weekly by officers of Gold Kist and Agvestments, and a pricing determination is made based upon the yields offered on debt securities of comparable maturities issued by the United States Government and other market factors.

AGRICULTURE AND AGRIBUSINESS INDUSTRY

  Gold Kist's business is principally composed of operations in agriculture and related agribusiness industries. The nature of agribusiness industry in general, including poultry processing and marketing, is such that supply and demand market forces exert significant influence upon the operations of firms engaged in these businesses. Demand for the products produced, processed and marketed by Gold Kist is often influenced by supplies and prices of alternative products. Historically, weather has also had a significant impact on the farm economy and the operating results of agribusinesses such as Gold Kist. Additionally, as is common with other businesses involving perishable commodities, the poultry and other operations of Gold Kist have demonstrated a cyclical nature with varying levels of profits, and to a lesser extent losses, over periods of years. Management is unable to predict whether, and to what extent, such factors and conditions will affect the Association's operating results in the future.

PENDING LITIGATION

  The Association is a defendant in two Alabama state court lawsuits which have been certified as class actions. Unspecified damages are sought against Gold Kist on behalf of the classes of plaintiffs in the two actions. The Association disputes the merits of the litigation and is defending both lawsuits vigorously, but is unable to predict the outcome of such legal actions.

                                USE OF PROCEEDS

  The maximum net proceeds to Gold Kist from the sale of the certificates offered hereby are estimated to be $125,389,276 before deduction of expenses estimated to be $103,350. The proceeds will be used in the following order of priority. Approximately $43,659,000 of the proceeds will be used for the repayment or redemption of outstanding Gold Kist Certificates of Interest, Loan Certificates and Large Denomination Loan Certificates which will mature during the twelve-month period ending October 31, 1996. The rates of interest borne by such indebtedness are set forth in Note 4 of Notes to Consolidated Financial Statements. Any remaining proceeds will be used for general corporate purposes, including additional production and processing plant capacity expansion and additional working capital.

  The Subordinated Capital Certificates of Interest, Subordinated Loan Certificates and Subordinated Large Denomination Loan Certificates are being offered as a continuous offering on a "best efforts" basis by Agvestments, Inc. Consequently, no assurance can be given as to the amount of Subordinated Capital Certificates of Interest, Subordinated Loan Certificates or Subordinated Large Denomination Loan Certificates that will be sold or as to the amount of net proceeds therefrom which will be available to Gold Kist from time to time. If substantially less than the maximum proceeds are obtained, to the extent that cash flow from future operations is not sufficient, Gold Kist would borrow necessary additional funds from banks and other lenders. See Note 4 of Notes to Consolidated Financial Statements.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The selected consolidated financial data presented below under the captions "Consolidated Statement of Operations Data" for each of the years in the five-year period ended July 1, 1995 and "Consolidated Balance Sheet Data" as of June 29, 1991, June 27, 1992, June 26, 1993, June 25, 1994 and July 1, 1995
are derived from the consolidated financial statements of Gold Kist Inc. and subsidiaries, which consolidated financial statements have been audited by KPMG Peat Marwick LLP, independent auditors. The consolidated financial statements as of June 25, 1994 and July 1, 1995 and for each of the years in the three-year period ended July 1, 1995, and the report thereon of KPMG Peat Marwick LLP, which is based partially upon the report of other auditors, are included elsewhere. The information set forth below should be read in conjunction with Management's Discussion and Analysis of Consolidated Results of Operations and Financial Condition and the aforementioned consolidated financial statements, the related notes and the audit report, which refers to changes in accounting for income taxes and for certain investments in debt and equity securities, included elsewhere herein.

                                                  FOR FISCAL YEARS ENDED (000'S OMITTED)
                                            ---------------------------------------------------
                                             JUNE 29,  JUNE 27,   JUNE 26,  JUNE 25,   JULY 1,
                                               1991      1992       1993      1994      1995
                                            ---------- ---------  --------- --------- ---------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net sales volume..........................  $1,259,033 1,300,906  1,400,566 1,561,034 1,688,537
                                            ========== =========  ========= ========= =========
Interest expense..........................  $   18,437    18,545     17,163    13,924    17,525
                                            ========== =========  ========= ========= =========
Margins (loss) before cumulative effect of
 accounting changes.......................  $   32,933    (1,643)    27,238    34,065    11,751
Cumulative effect of changes in
 accounting:
  Income taxes (A)........................  $      --        --         --      5,339       --
  Postretirement benefits other than
   pensions (net of $10,698 income tax
   benefit)...............................         --    (18,971)       --        --        --
                                            ---------- ---------  --------- --------- ---------
Net margins (loss)........................  $   32,933   (20,614)    27,238    39,404    11,751
                                            ========== =========  ========= ========= =========
Ratio of net margins (loss) to fixed
 charges (C)..............................         2.5       1.4        3.2       3.8       2.0
                                            ========== =========  ========= ========= =========
                                                          AS OF (000'S OMITTED)
                                            ---------------------------------------------------
                                             JUNE 29,  JUNE 27,   JUNE 26,  JUNE 25,   JULY 1,
                                               1991      1992       1993      1994      1995
                                            ---------- ---------  --------- --------- ---------
CONSOLIDATED BALANCE SHEET DATA:
Working capital...........................  $  114,652   108,045    140,629   139,847   146,585
                                            ========== =========  ========= ========= =========
Total assets..............................  $  671,756   676,698    665,102   716,432   821,637
                                            ========== =========  ========= ========= =========
Long-term liabilities.....................  $  146,183   159,449    152,792   144,992   178,777
                                            ========== =========  ========= ========= =========
Total liabilities.........................  $  351,284   382,789    354,889   394,754   482,675
                                            ========== =========  ========= ========= =========
Patrons' and other equity (B).............  $  296,940   271,456    285,620   296,662   314,990
                                            ========== =========  ========= ========= =========
Current ratio.............................        1.56      1.48       1.70      1.56      1.48
                                            ========== =========  ========= ========= =========
Ratio of long-term liabilities to total
 capitalization...........................  %    32.99     37.00      34.85     32.83     36.21
                                            ========== =========  ========= ========= =========

--------
Note:
(A) See Note 6 of Notes to Consolidated Financial Statements.
(B) See Note 9(a) of Notes to Consolidated Financial Statements.
(C) The ratio is calculated by dividing the sum of margins (loss) before cumulative effect of change in accounting principle, income tax expense (benefit), equity in the earnings (loss) of certain partially-owned affiliates, minority interest in earnings (loss) of subsidiary, adjusted to exclude earnings not distributed of partially-owned affiliates, interest capitalized and fixed charges by fixed charges. Fixed charges consist of interest charges on all indebtedness and that portion of rentals considered to be the interest factor. The ratio computation does not include interest charges incurred by Golden Peanut Company of $10,684, $8,151, $9,126, $10,113 and $15,249 for 1991, 1992, 1993, 1994 and 1995,
    respectively.

       MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED RESULTS OF
                      OPERATIONS AND FINANCIAL CONDITION

  The nature of the poultry industry and the agriculture (agribusiness) industry in general is such that supply and demand market forces exert a significant amount of influence over the operations of firms engaged in these businesses. Prices of commodities react directly to supply and demand. Additionally, demand for poultry and other agricultural products produced, processed and marketed by Gold Kist is often influenced by supplies and prices of alternative products.

  As with other perishable commodity businesses, the integrated poultry industry has demonstrated a cyclical nature with varying levels of profits, and to a lesser extent, losses over its 36 year history. Although the past twelve years have been a period of continued profitability with the exception of a brief period during 1992, net margins have varied from year to year in response to market fundamentals. The following addresses the various factors that have influenced poultry industry profitability during the past several years. Broiler market prices declined in 1991 and remained at low levels throughout 1992 as a result of the economic recession affecting the United States, the decline in poultry exports and excess industry supply. Improved market prices in 1993 and 1994 were the result of a general economic recovery in the United States and increased demand for poultry products. During 1995, broiler market prices declined due to the large supply of competing meats, such as beef and pork, and the continuation of broiler industry expansion. According to USDA estimates, the supply of broilers is expected to increase at a 6.6% rate in 1995 and a 6.2% rate in 1996 as compared to the 6.5% average annual increase between 1991 and 1994. In 1991, feed grain prices, which represent approximately 50% of total broiler production costs, moderated as a result of the favorable United States grain harvests. In 1992, market prices for corn and soybean meal increased as supplies came in balance with world demand. The record 1992 domestic corn harvest brought lower feed ingredient prices in 1993. In 1994, feed ingredient prices increased substantially as a result of the reduced corn harvest in 1993. As a result of the increase in planted corn and soybean acreage and favorable growing conditions in the summer of 1994, market prices for feed ingredients declined in 1995. Feed ingredient prices are expected to increase in 1996 due to poor spring planting conditions in the Midwest and difficult growing conditions during the summer of 1995. Management is unable to predict whether such conditions will continue in the future or to what extent cyclical pressures will affect the Association's operations.

  Historically, weather has had a significant impact on the farm economy and the operating results of the Association. Favorable weather conditions contributed to normal grain production in the United States, which contributed to lower commodity prices resulting in lower broiler production costs in 1991. Wet weather conditions in the Southeast during the 1991 spring planting season contributed to reduced planting of corn and soybean acreage. However, planted acreage of peanuts and cotton, although delayed by wet weather, increased in 1991 as compared to the prior year. Generally, favorable weather conditions throughout 1992 provided for a near perfect planting season in the Southeast, which contributed to improved 1992 operating results in the Agri-Services segment. Wet weather conditions in the Southeast during the 1993 spring planting season reduced corn and peanut acreage and were followed by early summer drought conditions. These inclement weather factors had a negative impact on 1993 Agri-Services operating results. Flooding in the Midwestern United States during the summer of 1993 severely impacted the domestic grain harvest and boosted feed ingredient prices to near record levels. Hot, dry weather conditions in the late summer of 1993 damaged pastures in the Southeast, which resulted in increased sales of agricultural products in 1994. In addition, favorable spring weather conditions contributed to increased planting activity in 1994. In 1995, generally favorable spring weather conditions in the Southeast contributed to increased sales of agricultural inputs in the Association's primary retail sales area. However, wet weather conditions in the Delta and Midwest regions of the U.S. negatively impacted market prices for corn, seed and certain fertilizers in areas where these products are sold through independent dealers and four of the Association's retail stores.

  Export sales for 1993, 1994 and 1995 were $27.5 million, $37.7 million and $70.1 million, respectively. In 1994 and 1995, export sales increased primarily as a result of the demand for poultry from the Commonwealth of Independent States and the Far East. Export sales of poultry products will be influenced by credit availability to foreign countries, political and economic stability, particularly in the Commonwealth of Independent States, Eastern European nations and Mexico, and the United States government's willingness to support the industry through export enhancements.

  The Association's operations are classified into two reportable business segments. See Note 10 of Notes to Consolidated Financial Statements. The discussion of results of operations relates the effects of these significant economic factors on those segments for each of the years in the three-year period ended July 1, 1995.

                             RESULTS OF OPERATIONS

 Fiscal 1994 Compared to Fiscal 1993

  Net sales volume of $1.6 billion for 1994 increased 11.5% or $160.5 million from the prior fiscal year as a result of increased sales of poultry products, as well as increased sales of agricultural production inputs. The Association had net margins from operations, before general corporate expenses and other deductions, of $60.6 million for 1994 as compared to $45.1 million in 1993. The 34.3% increase resulted primarily from higher selling prices for poultry products and increased sales of agricultural products in the Southeast. The Association's margins before the cumulative effect of accounting changes were $34.1 million for 1994 as compared to $27.2 million in 1993.

  The Poultry segment had record setting net sales volume of $1.2 billion for 1994, which represented a 9.8% increase from the previous fiscal year. Net margins from operations for 1994 were $52.2 million, a 20.6% increase as compared to 1993. The increase in net sales volume resulted from an 6.7% increase in pounds of poultry marketed and a 6.3% increase in average selling prices. The impact of these factors on net sales volume was partially offset by lower sales of non-poultry items. As previously discussed, the increase in market prices for poultry products reflected the general economic recovery in the United States and the increase in poultry exports during 1994. The increase in poultry net margins was partially offset by increased feed ingredient prices which averaged approximately 10.0% above the prior year. Market prices for corn and soybean meal increased 21.0% and 8.7%, respectively, over the prior year due to the weather reduced crop in 1993. Market prices for competing meats in late 1994 declined as a result of heavy cattle and pork processing. As a result, net margins in the pork production operation declined to $775,000 for 1994 as compared to $1.2 million in 1993.

  Net sales volume in the Agri-Services segment for 1994 was $377.3 million, an increase of $54.7 million or 16.9% as compared to 1993. Net margins from operations for 1994 were $8.5 million which represented a $6.6 million increase from 1993. The improvements were due primarily to increased sales of agricultural production inputs such as fertilizers, chemicals, seed and animal feeds through the Association's farm supply stores and independent dealers. Hot, dry weather conditions in 1993 damaged pastures in the Southeast, which resulted in increased sales of animal feeds in the fall and winter and led to increased plantings necessary to reestablish pastures. Also, contributing to these improvements was the increase in cotton acreage and generally favorable weather conditions for planting during the late winter and spring of 1994.

  In 1994, the Association's distribution, administrative and general expenses were $121.4 million as compared to $111.5 million for 1993, an increase of 8.9%. The increase reflects higher incentive compensation expense related to the increase in margins and general expense increases related to expansion in the Poultry segment and increased net sales volume in the Agri-Services segment. Distribution, general and administrative expenses as a percentage of net sales were 7.8% for 1994 and 8.0% for 1993.

  The various components included in other income (deductions) represented a deduction of $4.3 million for 1994 as compared to income of $4.2 million for 1993. Interest income of $6.8 million for 1994 declined approximately $788,000 from 1993 due primarily to the sale of collateralized loans to an insurance company. See Note 8 of Notes to Consolidated Financial Statements. Interest expense for 1994 was $13.9 million as compared to $17.2 million in 1993. The $3.2 million decline was due primarily to an 11% reduction in average borrowings and lower interest rates. The Association's $1.1 million pro rata share of the Golden Peanut

Company's 1994 loss (equity in loss of partnership) represented a significant portion of the decrease in other income (deductions) for 1994. Golden Peanut Company adopted Statement of Financial Accounting Standards No. 106 (SFAS 106) "Employers' Accounting for Postretirement Benefits other Than Pensions," resulting in a charge of $3.9 million to earnings in 1994. Also, the decline in Golden Peanut Company's 1994 operating results was related to the general oversupply situation that exists in the United States for domestic peanuts and the increase of peanut based foods imported into the United States. See Note 9(b) of Notes to Consolidated Financial Statements. Miscellaneous, net includes the Association's equity in the earnings of a partially-owned foreign affiliate whose principal business activities include the marketing, purchasing and resale of edible peanuts. The Association recognized income for 1994 and 1993 of $250,000 and $1.6 million, respectively. The decline in the affiliate's net earnings was the result of lower market prices for foreign sourced peanuts. Miscellaneous, net for 1994 includes patronage refunds from other cooperatives and other dividends totaling $710,000 as compared to $2.9 million for 1993. Rental income of approximately $1.8 million was included in miscellaneous, net for 1994 and 1993.

 Fiscal 1995 Compared to Fiscal 1994

  The Association's accounting cycle resulted in 53 weeks of operations in 1995 and 52 weeks in 1994.

  Net sales volume for 1995 was $1.7 billion, which represented an 8.2% increase over the prior fiscal year. Net margins from operations, before general corporate expenses and other deductions, were $38.7 million as compared to $60.6 million for 1994. The decline in net margins from operations was due primarily to lower market prices for poultry products.

  The Poultry segment's net sales volume of $1.3 billion was up 6.0% from 1994 as a result of increased pounds of poultry sold, which was partially offset by lower average selling prices. The decline in average selling prices contributed to a 35% decline in net margins from operations to $34.1 million. The 4.9% decline in average selling prices for 1995 was due to excessive supplies of competing meats and increased broiler industry production. The impact of the decline in selling prices on net sales was offset by an 11.0% increase in poultry pounds sold. The decline in poultry net margins from operations was partially offset by an 8.6% decline in feed ingredient costs. Due to the lower pork market prices, the poultry segment's Pork Division incurred a net loss of $3.7 million as compared to a net margin of $775,000 for 1994.

  In the Agri-Services segment, net sales volume for 1995 of $433.4 million increased 14.9% as compared to 1994 due to increased sales of agricultural production inputs, including fertilizer, chemicals and farm supplies sold through the Association's farm supply stores and independent dealers. Net margins from operations for 1995 were $4.6 million, down $3.9 million from 1994. The net sales increase for 1995 was due to increased sales prices for fertilizer, increased application in the Southeast related to the increase in cotton acreage and the addition of five retail outlets primarily in the Mississippi Delta region. The decline in net margins from operations for 1995 was due primarily to lower margins on seed corn sold in the Midwest, reduced gross margins on retail fertilizer sales and expenses related to the closing of four suburban retail stores.

  Distribution, administrative and general expenses for 1995 and 1994 were $131.4 million and $121.4 million, respectively, which represent 7.8% of net sales volume. The $10.0 million increase reflects the growth in the Agri-Services operations, which was partially offset by lower incentive compensation expenses related to the decrease in net operating margins.

  The various components included in other income (deductions) represented a deduction of $5.6 million for 1995 as compared to $4.3 million for 1994. Interest income of $8.8 million for 1995 increased $2.0 million as a result of increased crop financing for patrons and other customers. Interest expense for 1995 was $17.5 million as compared to $13.9 million in 1994 due to increased average borrowings of approximately 10.0% and higher interest rates on short-term borrowings. In 1995, interest expense includes $1.6 million related to income tax litigation. The Association's $9.6 million pro rata share of the Golden Peanut Company's 1995 loss (equity in loss of partnership) represented a significant portion of other income (deductions) for 1995. The decline in

Golden Peanut Company's 1995 operating results was primarily the result of low peanut selling prices resulting from the general oversupply situation that exists for domestic and export peanuts, reduced U.S. consumption of peanut products and the increase of peanut based foods imported into the United States. See Note 9(b) of Notes to Consolidated Financial Statements. The $3.1 million gain on sale of investments represents the sale of common stock in two agricultural related entities. Miscellaneous, net for 1995 includes the Association's $1.7 million pro rata share in the loss of a partially-owned foreign affiliate whose principal business activities include the marketing, purchasing and resale of edible peanuts. In 1994, the Association recognized income of $250,000 on this investment. Miscellaneous, net for 1995 includes $1.7 million representing the Association's equity in the earnings of a pecan processing and marketing enterprise in South Carolina. Miscellaneous, net for 1994 includes patronage refunds from other cooperatives and other dividends of $4.4 million as compared to $710,000 for 1994. Net rental income of approximately $2.0 million and $1.8 million, respectively, was included in miscellaneous, net for 1995 and 1994.

  In 1995 and 1994, the Association's combined federal and state effective tax rates were 51% and 30%, respectively. The effective tax rate for 1995 reflects $5.5 million of additional tax related to an adverse tax court decision. See
Note 6 of Notes to Consolidated Financial Statements.

                              FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES

  The Association's liquidity is dependent upon funds from operations and external sources of financing. The principal sources of external short-term financing are proceeds from the continuous offering of Subordinated Loan Certificates, an unsecured committed credit facility with a group of banks and uncommitted letters and lines of credit. The Association had unused loan commitments of $53.0 million and additional unused uncommitted facilities to provide loans and letters of credit from banks aggregating approximately $15.1 million at July 1, 1995. A $50.0 million unsecured line of credit is available beginning December 1, 1995 through May 31, 1996. The primary sources of external long-term financing are a note agreement with an insurance company, proceeds from the continuous offering of Subordinated Capital Certificates of Interest and revolving credit agreements. See Note 4 of Notes to Consolidated Financial Statements.

  Covenants under the terms of the loan agreements with lenders include conditions that could limit short-term and long-term financing available from various external sources. The terms require a ratio of current assets to current liabilities of not less than 1.20:1, the ratio of senior funded debt to total capitalization not to exceed 40% and total funded debt to total capitalization not to exceed 50%. At July 1, 1995, Gold Kist's current ratio, senior funded debt to total capitalization and total funded debt to capitalization, determined under the loan agreements, were 1.41:1, 21% and 36%, respectively. The loan agreements apply to the Association and its subsidiaries, excluding Golden Poultry. At July 1, 1995, the Association was in compliance with the agreements. See Note 4 of Notes to Consolidated Financial Statements.

  During 1993, net cash provided by operations and proceeds from long-term debt were used primarily to repay short-term and long-term borrowings of $76.7 million. The Association and its consolidated subsidiaries investment activities for 1993 included $23.3 million in expenditures for property, plant and equipment. The Association's use of cash included $4.8 million for cash patronage refunds and other equity payments as compared to $8.8 million in 1992. The expenditures for property, plant and equipment during 1993 included $17.5 million related to expansion and improvements in the poultry operations, as well as $5.5 million for the acquisition of retail stores, agricultural chemical distribution facilities, and a chemical application equipment manufacturer and distributor.

  In 1994, existing cash balances, proceeds from long-term debt and short-term borrowings, and net cash provided by operations of $36.8 million were used for capital expenditures, repayments of long-term debt, patronage refunds and other equity payments. Capital expenditures in 1994 included $32.7 million related to expansion and improvements in poultry operations, as well as $3.8 million for improvements to retail stores and other agricultural operations. During 1994, the Association had cash payments of approximately $22.7 million for patronage refunds and other equity payments. These payments included $10.2 million representing the redemption of Revolving Fund Certificates and Cumulative Preferred Capital Certificates of Interest with no fixed maturities.

  During 1995, uses of cash included capital expenditures of $61.8 million, $36.7 million for repayments of long-term debt and patronage refunds and other equity distributions of $19.5 million. The funds for these investing and financing activities were provided primarily by borrowings of approximately $110.0 million and to a lesser extent, cash provided by operating activities of $7.2 million and the sale of investments in marketable securities totaling $8.9 million. Capital expenditures in 1995 included $43.3 million related to expansion and improvement in poultry operations, as well as $18.0 million for the acquisition of Agri-Services operations, improvements to retail stores and the construction of cotton facilities.

  The Association, including its non-cooperative subsidiaries, plans capital expenditures of approximately $90.0 million in 1996 that primarily include expenditures for expansion and technological advances in poultry production and processing and expansion into cotton ginning and warehousing. In addition, planned capital expenditures include other asset improvements and necessary replacements. Management intends to finance the planned 1996 capital expenditures with existing cash balances and cash provided by operating activities and additional long-term borrowings as needed. In 1996, management expects cash expenditures to approximate $12.0 million for equity redemptions. The Association believes cash on hand at July 1, 1995 and cash expected to be provided from operations, in addition to borrowings available under existing credit arrangements, will be sufficient to maintain cash flows adequate for the Association's projected growth and operational objectives during 1996.

EFFECTS OF INFLATION

  The major factor affecting the Association's net sales volume and cost of sales is the change in commodity market prices for broilers, hogs, feed grains and fertilizers. The prices of these commodities are affected by world market conditions and are volatile in response to supply and demand, as well as political and economic events. The price fluctuations of these commodities do not necessarily correlate with the general inflation rate. Inflation has, however, affected operating costs such as labor, energy and material costs.

FUTURE ACCOUNTING REQUIREMENTS

  In May 1993, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan" and in October 1994, the FASB issued SFAS No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures," which must be applied by fiscal 1996. SFAS 114 and 118 are not expected to have a significant impact upon adoption.

  In March 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which must be applied by fiscal 1997. SFAS 121 is not expected to have a significant impact upon adoption.

                                   BUSINESS

  Gold Kist offers both cooperative marketing and cooperative purchasing services to its member patrons. The standard Membership, Marketing and/or Purchasing Agreement between each member and Gold Kist does not require the member to market agricultural products or to purchase farm supplies through Gold Kist. The Association undertakes to market for the member agricultural products of a type marketed by Gold Kist and to purchase or manufacture and sell to the member farm supplies, provided handling such supplies is advantageous for Gold Kist. The Association also is engaged in the purchase, sale, processing and storage of cotton, serves as a contract procurement agent for, and storer of, farm commodities such as soybeans and grain and is a partner in a major peanut processing and marketing business and in a pecan processing and marketing business.

  Agriculture is generally cyclical in nature. Agricultural commodities are subject to wide fluctuations in price, based on supply of the farm commodities and demand for the raw or processed products. In addition, a portion of Gold Kist's business is dependent on the demand of farmers for the purchase of products, which is influenced by the general farm economy and the success of particular crops. The cyclical nature of Gold Kist's operations related to various commodities causes variations from year to year in sales, costs, and prices which has resulted in net margins in certain years and losses in others.

  Gold Kist follows the general practice of hedging varying amounts of its feed ingredients by buying or selling options or contracts for future delivery in the commodity markets. While hedging is designed to reduce the risk of fluctuations in the market prices of commodities, hedging itself involves substantial risks and can result in losses. Gold Kist's activities related to commodities futures hedging strategies have not been significant to its feed grain requirements, and the results of commodities options transactions have not been material to results of operations.

  For information relating to Gold Kist's industry segments, see Note 10 of Notes to Consolidated Financial Statements.

                                    POULTRY

  Gold Kist provides cooperative purchasing and marketing services to its members who are producers under its integrated broiler or pork production programs. Six broiler complexes operating on a cooperative basis and encompassing broiler, pullet and breeder flocks, hatcheries, feed mills, poultry processing plants and transportation facilities, are located in Alabama, Florida and Georgia. Golden Poultry, a subsidiary owned 73% by Gold Kist, owns and operates integrated broiler complexes on a non-cooperative basis, in Alabama, Georgia and North Carolina. Carolina Golden Products Company, a general partnership consisting of Golden Poultry and AgriGolden, Inc., a wholly-owned subsidiary of Gold Kist, operates a poultry processing complex on a non-cooperative basis in South Carolina.

  The principal poultry products marketed are whole chickens, cut-up chickens, segregated chicken parts and further processed products packaged in various forms, i.e., bulk fresh ice pack, chill pack and frozen. Ice pack chicken is sold primarily to distributors, grocery stores and fast food chains. Chill pack chicken is packaged for retail sale and kept chilled by mechanical refrigeration from the packing plant to the store counter. Frozen chicken is marketed primarily to school systems, the military services, fast food chains and in the export market. Further processed products, which include preformed breaded chicken nuggets and patties, and deboned, skinless and marinated products, are marketed primarily to fast food and grocery store chains. Chill pack chicken is sold in certain localities under the Young 'n Tender(R) label; however, some volume is sold under customer's private labels. Most of the frozen chicken carries the Gold Kist(R) or Early Bird(R) label. Cornish game hens are marketed in frozen form primarily to hotels, restaurants and grocery stores under the Young 'n Tender and Medallion(R) labels.

  Broiler products are marketed directly from the processing plant in each broiler complex, from the Association's headquarters in Atlanta and from separate distribution facilities located near major metropolitan areas. Gold Kist is one of the largest poultry processors in the United States. It competes with other large processors and with smaller companies on the basis of price, quality and service.

  The following table shows the amount and percentage of Gold Kist's net sales volume contributed by sales of broiler products for each of the years indicated.

                                              FISCAL YEAR ENDED (000'S OMITTED)
                                             -----------------------------------
                                              JUNE 26,    JUNE 25,     JULY 1,
                                                1993        1994        1995
                                             ----------- ----------- -----------
Broiler Products
  Volume....................................  $1,041,175  $1,152,252  $1,226,104
  Percentage (%)............................        74.3        73.8        72.6

  Gold Kist also markets hogs raised by members and non-members in Alabama, Georgia and North Carolina.

                                 AGRI-SERVICES

  Gold Kist purchases, manufactures and processes fertilizers, agricultural chemicals, seed, pet food, feed, animal health products and other farm supply items for distribution and sale at wholesale and retail. These products are distributed through approximately 92 Gold Kist retail stores and at wholesale to national accounts and independent dealers. The Gold Kist stores are located in Alabama, Arkansas, Florida, Georgia, Louisiana, Mississippi, South Carolina and Texas. A typical store is a complete farm supply center offering for sale many types of feeds, animal health products, fertilizers, pesticides, seeds, farm supplies and equipment. It also offers services such as customized fertilizer spreading, field mapping, soil testing, insect scouting, and agronomic and animal nutrition advice. Urban locations offer turf and garden supplies, consumer items and houseware products.

  The Association operates a system of receiving and storing facilities for unprocessed commodities located principally in Alabama, Florida, Georgia and South Carolina. The principal farm commodities handled are soybeans, corn and other grains. Gold Kist has aggregate storage capacity of approximately seven million bushels. Approximately 98% of Gold Kist storage facilities are licensed by the federal or state government and can issue negotiable warehouse receipts. Pursuant to a renewable five year grain handling agreement which terminates in July 2000, Gold Kist utilizes these facilities and assets exclusively as independent buying points operating on a commission basis for the Archer Daniels Midland Company.

  Gold Kist distributes granular, blended and liquid fertilizers and fertilizer materials in bagged and bulk form. Gold Kist is a member of CF Industries, Inc., a cooperative owned by regional cooperatives, which produces and supplies fertilizer materials to its members. For the fiscal year ended July 1, 1995, Gold Kist purchased approximately 32% percent of its total volume of fertilizer materials and products at market prices from CF Industries. The remaining fertilizer materials and products were purchased from more than 50 other suppliers.

  The following table shows the amount and percentage of Gold Kist's net sales volume contributed by sales of fertilizer and chemical products for each of the years indicated.

                                                       FISCAL YEAR ENDED (000'S
                                                               OMITTED)
                                                      --------------------------
                                                      JUNE 26, JUNE 25, JULY 1,
                                                        1993     1994     1995
                                                      -------- -------- --------
Fertilizer and Chemicals
  Volume............................................. $173,778 $211,218 $268,625
  Percentage (%).....................................     12.4     13.5     15.9

  Gold Kist's four AgriServices feed mills produce feeds distributed at wholesale or at retail through the Gold Kist stores and independent dealers. Approximately one-half of the feed distributed through the stores is delivered in bulk form directly from the feed mill to the farm; the remainder is sold in bag form.

  In fiscal 1995, the Association began cotton ginning and storage operations in Georgia. Cotton ginning facilities are operated at Byromville and DeSoto, Georgia. New ginning and storage facilities are under construction at Statesboro, Georgia and a central storage warehouse is under construction in Moultrie, Georgia. The Association will provide ginning and storage services to members and will market cotton purchased from members to domestic and foreign textile mills.

  AgraTech Seeds, Inc., a wholly-owned subsidiary of Gold Kist, owns and operates a seed business which consists of the development, contract production, processing and sale primarily of proprietary seed varieties. Seed is marketed by AgraTech Seeds at wholesale to seed retailers, including Gold Kist stores and independent seed retail outlets, in the Southeast and Midwest. AgraTech Seeds contracts with farmers for the production of seed and processes or contracts for the processing of approximately 95% of the seeds it distributes. Proprietary corn, soybean, sorghum and peanut seed varieties are marketed under the trademark AgraTech (R).

                             PARTNERSHIP INTEREST

  Gold Kist, the Archer Daniels Midland Company ("ADM") and Alimenta Processing Corporation ("Alimenta") are partners in Golden Peanut Company, a general partnership formed to operate a peanut procuring, processing, and marketing business. Each partner leases peanut facilities, equipment, and fixed assets to the partnership. Gold Kist, as a general partner, participates in all partnership allocations in proportion to its 33 1/3% partnership interest. See Note 9(b) of Notes to Consolidated Financial Statements.

  Golden Peanut Company procures, processes and markets peanuts and peanut by-products in each of the three peanut producing areas of the United States (Southeast, Southwest and Virginia/Carolina). Golden Peanut Company is a major processor of edible peanuts and is active in domestic and international markets. The principal peanut product is shelled edible peanuts. Shelled edible peanuts are marketed primarily to manufacturers of peanut butter, candy and salted nuts and are sold in the export market. Golden Peanut also processes peanuts for sale in the shell or for processing by others into oil and meal.

                                 EXPORT SALES

  Gold Kist owns no physical facilities overseas and has no overseas employees. Product sales managers maintain sales networks overseas through contacts with independent dealers and customers. During the fiscal year ended July 1, 1995, the approximate export sales volume of the primary export product (poultry) was $70.1 million. During that period, export sales of poultry were mainly to customers in the Commonwealth of Independent States, Eastern Europe, Far East, Mexico and the Caribbean area. Subsidized foreign competition has depressed export demand for many products. Export sales involve an additional element of transportation and credit risk to the shipper beyond that normally encountered in domestic sales. All material export sales transactions are denominated in United States dollars.

                               PATRONAGE REFUNDS

  The By-Laws of Gold Kist provide that Gold Kist shall operate on a cooperative basis. After the close of each fiscal year, the net taxable margins of Gold Kist for that year from business done with or for member patrons (patronage margins) are computed and, after adjustments, are distributed to members as patronage refunds on the basis of their respective patronage during that year. Patronage refunds are distributed in the form of either qualified or nonqualified written notices of allocation (as defined for purposes of Subchapter T of the Internal Revenue Code). If qualified notices are used, at least 20% of each patronage refund is distributed in cash or by qualified check (as defined in the Internal Revenue Code) with the remainder distributed in written notices of allocated reserves. See Notes 1(f) and 6 of Notes to Financial Statements. Allocated reserves distributed as a part of either qualified or nonqualified notices bear no interest and are subordinate in the event of insolvency of the Association to outstanding patronage dividend certificates and to all indebtedness of Gold Kist. Patronage refunds distributed by check or as qualified written notices are deductible from Gold Kist's gross income for federal income tax purposes. To the extent that Gold Kist distributes nonqualified written notices of allocation, has income from transactions with nonmembers or has income from non-patronage sources, it will be taxed at the corporate rate. Gold Kist has subsidiaries which are not cooperatives, and the income of these subsidiaries is subject to corporate income taxes.

         DESCRIPTION OF SUBORDINATED CAPITAL CERTIFICATES OF INTEREST

  Gold Kist's Subordinated Capital Certificates of Interest of the six series offered hereby are issued under indentures (the "Indentures") between Gold Kist and Trust Company Bank, as Trustee (the "Trustee"). A separate Indenture dated as of September 1, 1979, amended by a First Supplemental Indenture dated as of September 1, 1980 and a Second Supplemental Indenture dated as of September 1, 1982, governs each of the following three series of certificates offered hereby: the Fifteen Year Subordinated Capital Certificates of Interest (Series D), (the "Fifteen Year Certificates"); the Ten Year Subordinated Capital Certificates of Interest (Series D), (the "Ten Year Certificates"); and the Five Year Subordinated Capital Certificates of Interest (Series C), (the "Five Year Certificates"). The Two Year Subordinated Capital Certificates of Interest (Series A), (the "Two Year Certificates") are governed by an Indenture dated as of September 1, 1980. The Seven Year Subordinated Capital Certificates of Interest (Series A), (the "Seven Year Certificates") and the Three Year Subordinated Capital Certificates of Interest (Series A), (the "Three Year Certificates") are governed by separate Indentures dated as of September 1, 1985. The forms of the Indentures and Supplemental Indentures are filed as exhibits to Registration Statements No. 2-59948, No. 2-65587, No. 2-69267, No. 2-79538 and No. 33-428. With the exception of the maturities of and interest rates borne by the certificates issued thereunder, the redemption provisions, and the other exceptions indicated below, the terms of the six Indentures, as amended, and the certificates issued thereunder and offered hereby are identical in all material respects. The following summaries of certain provisions of the Indentures do not purport to be complete, and where particular provisions of the Indentures are referred to, such provisions including definitions of certain terms, are incorporated by reference as a part of such summaries or terms, which are qualified in their entirety by such reference.

  The certificates are unsecured obligations of Gold Kist which are transferable on the books of Gold Kist when properly endorsed, but are not negotiable. (Section 2.04 of the Indentures.) The certificates are issued in a minimum amount of $500 or in any larger amount. The certificates are issued as of the date on which payment of the purchase price is received by Gold Kist or its agent for such purpose, except that, where payment is received by the 15th of January, April, July or October, the certificate will be issued as of the first of such month, and where payment is received by the 10th of any other month, the certificate will be issued as of the first of such month. Each Fifteen Year Certificate matures Fifteen years from the date of such certificate; each Ten Year Certificate matures ten years from the date of such certificate; each Seven Year Certificate matures seven years from the date of such certificate; each Five Year Certificate matures five years from the date of such certificate; each Three Year Certificate matures three years from the date of such certificate; and each Two Year Certificate matures two years from the date of such certificate. (Section 2.01 of the Indentures.)

  Each certificate bears interest from the date issued at the per annum rate stated on the face thereof. The rate of interest borne by certificates of each series shall be determined from time to time by the Board of Directors of Gold Kist or its delegate, but no change in the rate will affect any certificates theretofore issued. The Five, Seven, Ten and Fifteen Year Certificates are further subdivided and designated by subseries. Each subseries encompasses all Certificates of the particular series issued pursuant to a single determination of the rate of interest to be borne by Certificates of that series; more than one subseries may bear the same rate of interest. The current rate of interest borne by certificates of each series is set forth on the front cover of this Prospectus. Interest is payable on July 1 of each year to holders of record as of the preceding June 30. Holders of $5,000 or more of certificates of a given series are entitled to payment of interest on such certificates quarterly, on the first day in January, April, July and October of each year. (Sections 1.01 and 2.01 of the Indentures.)

  Upon the written request of a holder of certificates, Gold Kist will retain the interest otherwise payable to the holder and pay such interest (i) at the maturity of the certificate, (ii) annually (if the interest is accumulated quarterly and if requested by the holder), or (iii) subject to any applicable redemption penalty, upon redemption prior to maturity, in each case together with interest thereon at the per annum rate stated on the face of the certificate compounded as of each Interest Payment Date. Any holder who makes such a request may at any time, by written notice delivered to Gold Kist at its principal office in Atlanta, Georgia, terminate such request or withdraw any interest so retained together with accrued interest thereon through the date of withdrawal, or both. The certificates will be paid in full, including all principal and accrued but unpaid interest, at maturity. (Section 5.02 of the Indentures.)

  The Indentures do not limit the aggregate principal amount of certificates which may be issued thereunder and each Indenture may be modified by Gold Kist and the Trustee, without the consent of the certificateholders, to provide for the issuance under the Indentures of one or more additional series of certificates having terms different from those of the series offered hereby. (Sections 2.01 and 10.01 of the Indentures.) Certificates of previous series have been issued and are outstanding under certain of the Indentures governing the certificates. As of July 1, 1995, there were the following aggregate principal amounts of the series offered hereby outstanding: Fifteen Year-- $9,887,000; Ten Year--$8,886,000; Seven Year--$11,305,000; Five Year--
$12,456,000; Three Year--$8,154,000; and Two Year--$8,095,000. The Indentures
do not limit the amount of other securities, either secured or unsecured, superior or subordinate to the certificates, which may be issued by Gold Kist.

REDEMPTION AT THE REQUEST OF CERTIFICATEHOLDER

  Upon the death of a registered holder of a certificate, at the request of
(a) the personal representative of the deceased holder's estate or (b) any surviving joint holder of a jointly held certificate, Gold Kist will redeem certificates held by such deceased holder. In such event, redemption shall be at the full face value of the certificate redeemed plus interest accrued and unpaid thereon to the date of redemption only. (Section 3.01 of the Indentures.)

 Additional Redemptions at the Request of Certificateholder

  In addition to redemption upon the death of a registered holder of a certificate, Gold Kist agrees to redeem prior to maturity a limited amount of the certificates of any series of Subordinated Capital Certificates of Interest offered hereby at the request of the registered holders. The maximum principal amount of certificates of any series that Gold Kist will redeem during each calendar quarter shall be equal to five percent (5%) of the aggregate principal amount of all certificates of that series outstanding at the end of the last preceding calendar quarter. For example, if there were $5,000,000 in principal amount of Fifteen Year Subordinated Capital Certificates of Interest (Series D) outstanding on March 31, 1996, Gold Kist would redeem at the request of the holders up to $250,000 of such Fifteen Year Certificates during the quarter beginning on April 1, 1996 and ending on June 30, 1996. (Section
3.04 of the Indenture governing the Fifteen Year Certificates; Section 3.03 of the remaining Indentures.)

  All such redemptions shall be only at the written request of the registered holder(s) of the certificates redeemed delivered to the Association at its principal office in Atlanta, Georgia. Redemptions will be made in the order that such requests are received, and the redemption date will be a date determined by Gold Kist which is within fifteen (15) days after such request is received.

  The redemption price of each certificate redeemed will be an amount equal to the full principal amount of the certificate, plus interest accrued but unpaid to the redemption date (including, if appropriate, interest compounded on interest retained by the Association at the request of the holder) less a redemption penalty computed in accordance with the following table.

              REDEMPTION PENALTIES APPLICABLE TO VARIOUS CLASSES

 Two and Three Year Certificates                --An amount equal to six (6)
                                                  months' interest on the
                                                  principal amount of the
                                                  certificate computed at the
                                                  nominal (simple interest)
                                                  rate shown on the face of the
                                                  certificate.
 Five, Seven, Ten and Fifteen Year Certificates --An amount equal to one (1)
                                                  year's interest on the
                                                  principal amount of the
                                                  certificate computed at the
                                                  nominal (simple interest)
                                                  rate shown on the face of the
                                                  certificate.

  The redemption penalty computed as provided above will be deducted regardless of the length of time the certificate has been outstanding. The penalty could exceed the amount of interest paid or accrued on the certificate to the redemption date, thus resulting in a redemption price which is less than the principal amount of the certificate.

  The following examples illustrate the calculation of the redemption price assuming the stated principal amounts and interest rates. The Total Redemption Price in each example will vary with different interest rates and amounts of principal.

  A. For a Five Year Certificate in the principal amount of $1,000 bearing interest at 6.75%, purchased on January 1, 1996, and redeemed at the request of the holder on June 14, 1996, the redemption price would equal:

          $1,000.00 (Principal amount)
     plus     30.51 (165 days' accrued interest at 6.75% per annum)
          ---------
          $1,030.51
     less     67.50 (1 year's simple interest at 6.75% per annum)
          ---------
          $ 963. 01 (Total Redemption Price)

  B. For a Five Year Certificate in the principal amount of $5,000, bearing interest at 6.75% (paid quarterly at the election of the holder), purchased on January 1, 1996 and redeemed at the request of the holder on June 15, 1996, the redemption price would equal:

          $5,000.00 (Principal amount)
     plus     69.35 (75 days' accrued interest at 6.75% per annum. Interest
          --------- previously paid on April 1, 1996 equals $84.38)
          $5,069.35
     less    337.50 (1 year's simple interest at 6.75% per annum)
          ---------
          $4,731.85 (Total Redemption Price)

  C. For a Five Year Certificate in the principal amount of $5,000 bearing interest at 6.75% (accumulated quarterly at the election of the holder), purchased on January 1, 1996, and redeemed at the request of the holder on June 15, 1998, the redemption price would equal:

          $5,000.00 (Principal amount)
     plus    890.92 (2 1/4 years, 75 days' accrued interest at 6.75% per annum
          --------- accumulated and compounded quarterly)
          $5,890.92
     less    337.50 (1 year's simple interest at 6.75% per annum)
          ---------
          $5,553.42 (Total Redemption Price)

  Except to the extent described above, certificates cannot be cashed by the holder before maturity.

  The indentures governing the Subordinated Capital Certificates of each series do not contain additional redemption provisions requiring Gold Kist to repurchase the certificates at the request of the certificateholder upon the occurrence of a change in control of Gold Kist, nor do the indentures contain any provisions designed to afford protection to certificateholders in the event of a highly leveraged transaction involving Gold Kist.

REDEMPTION AT THE OPTION OF GOLD KIST

  Gold Kist may, at its option, redeem all, or from time to time any part, of the certificates of any subseries of Five, Seven, Ten or Fifteen Year Certificates on any date prior to maturity. The redemption price of each certificate redeemed at the option of Gold Kist will be an amount equal to the full principal amount redeemed (whether the certificate is redeemed in whole or in part), plus interest accrued but unpaid on the principal amount redeemed to the redemption date (including, if appropriate, interest compounded on interest retained by the Association at the request of the holder), plus a redemption premium equal to one (1) year's interest on the principal amount redeemed, computed at the nominal (simple interest) rate shown on the face of the certificate. Notice of redemption will be mailed to each affected certificateholder not less than 15 nor more than 60 days before the redemption date. Gold Kist is not required to transfer or exchange any certificates selected for redemption in whole or in part.

 Gold Kist does not have the option of redeeming Two or Three Year Certificates prior to maturity.

SUBORDINATION

  In case of liquidation of Gold Kist, whether voluntary or involuntary, the payment of the principal of and interest on the certificates is subordinate to the payment in full of the principal of and interest on any notes or accounts payable, now due or hereafter made by Gold Kist to any bank, any other lending agency or creditor ("Superior Indebtedness"); except that none of the Subordinated Capital Certificates of Interest issued pursuant to the Indentures dated as of December 1, 1977, September 1, 1979, September 1, 1980 or September 1, 1985, the One Year Subordinated Loan Certificates issued pursuant to the indentures dated as of December 1, 1977 or September 1, 1979, the One Year or Six Month Subordinated Large Denomination Loan Certificates issued pursuant to the Indentures dated as of September 1, 1985, the 5% Cumulative Preferred Capital Certificates of

Interest previously issued by Gold Kist, or the Cumulative Preferred Capital Certificates of Interest of any other series previously issued by Gold Kist shall be Superior Indebtedness, but shall rank equally with the certificates outstanding under each of the Indentures. As of July 1, 1995, Superior Indebtedness amounted to approximately $384,402,000, and additional Superior Indebtedness, without limitation, may be created from time to time. (Article Four and Section 1.01 of the Indentures.) Gold Kist is jointly and severally liable for (i) the obligations of Golden Peanut Company, a general partnership in which Gold Kist has a 33 1/3% interest and (ii) the obligations of Young Pecan Company, a general partnership in which Gold Kist has a 25% equity interest and a 35% earnings (loss) allocation. Any such liability incurred would constitute additional Superior Indebtedness. See Note 9(b) of Notes to Consolidated Financial Statements.

  Nothing contained in the subordination provisions prevents Gold Kist from making payments of principal or interest on the certificates except during the pendency of any dissolution or liquidation proceedings with respect to Gold Kist.

DUTIES OF TRUSTEE

  Trust Company Bank is the Trustee under each Indenture and is to perform only such duties as are specifically set forth in the Indenture. (Section 8.01 of the Indentures.) In the event of a default, the holders of a majority in aggregate principal amount of the certificates outstanding at the time under any Indenture have the right to require the Trustee to take action to remedy such default. (Section 7.12 of the Indentures.)

MODIFICATION OF THE INDENTURE

  Each Indenture contains provisions permitting Gold Kist and the Trustee, (i) with the written consent of the holders of not less than 66 2/3% in aggregate principal amount of all the certificates outstanding under the Indenture on a record date set for such purpose, to execute supplemental indentures amending the provisions of the Indenture or any supplemental indenture so as to modify the rights of the holders of all the certificates or (ii) with the written consent of the holders of not less than 66 2/3% in aggregate principal amount of the certificates of a given series outstanding under the Indenture, on a record date set for such purpose, to execute supplemental indentures amending the provisions of the Indenture relating to certificates of such series; provided that no such supplemental indenture shall (a) extend the maturity of any certificate or reduce the principal amount thereof or reduce the rate or extend the time of payment of interest, (b) reduce the 66 2/3% requirement as to the consent of the holders of the certificates outstanding under the Indenture or of any series of certificates outstanding thereunder, as required, for amendment of the provisions of the Indenture, or (c) modify the provisions of the Indenture which allow holders of not less than 75% of all certificates outstanding under the Indenture to consent to the postponement of interest on all certificates outstanding under the Indenture for a period not exceeding three (3) years from its due date, without the consent of the holder of each certificate affected thereby. (Section 10.02 of the Indentures.)

DEFAULTS AND NOTICE THEREOF

  Each Indenture provides that any of the following shall constitute an event of default: (a) failure to pay principal when due; (b) failure to pay interest when due, continued for sixty (60) days; (c) certain events of bankruptcy or insolvency; and (d) failure to perform any other covenant or agreement contained in the Indenture, which failure continues for ninety (90) days after notice to Gold Kist by the Trustee or holders of 10% in aggregate principal amount of the certificates outstanding under the Indentures. (Section 7.01 of the Indentures.)

  Each Indenture provides that the Trustee shall, within ninety (90) days after the occurrence of an event of default, give to the Certificateholders notice of all such defaults unless such defaults have been cured, provided that, except in the case of a default in the payment of principal of or interest on any of the certificates outstanding under the Indenture, the Trustee shall be protected in withholding such notice if, and so long as, the Trustee determines that the withholding of such notice is in the interest of the Certificateholders. (Section 8.02 of the Indentures.)

  Each Indenture provides that upon the occurrence of a default, the Trustee or the holders of not less than 25% in aggregate principal amount of the certificates then outstanding under the Indenture may declare the principal of all certificates outstanding under the Indenture immediately due and payable. (Section 7.02 of the Indentures.)

SATISFACTION AND DISCHARGE OF INDENTURE

  Each Indenture shall be discharged upon payment of all certificates outstanding thereunder or upon deposit with the Trustee of funds sufficient therefor. (Section 11.01 of the Indenture.)

AUTHENTICATION AND DELIVERY OF CERTIFICATES

  The certificates may be authenticated by the Trustee in the form set forth in each Indenture and delivered upon the written order of Gold Kist without any further corporate action. (Section 2.03 of the Indentures.)

STATEMENTS AS TO COMPLIANCE

  Each Indenture requires Gold Kist to furnish to the Trustee annually a statement that Gold Kist has fulfilled all of its obligations throughout the year, or specifying any default in the fulfillment of any such obligation. (Section 5.07 of the Indentures.) In addition, upon any application or demand by Gold Kist to the Trustee to take any action under any of the provisions of the Indenture, Gold Kist shall first furnish to the Trustee an Officer's Certificate stating that all such conditions precedent provided for in the Indenture relating to the proposed action have been complied with and an Opinion of Counsel to Gold Kist stating that in the opinion of such counsel all such conditions precedent have been complied with. (Section 1.02 of the Indentures.)

CONCERNING THE TRUSTEE

  Gold Kist has a $10,000,000 revolving credit line, a $10,000,000 committed 364 day credit line and a $10,000,000 committed seasonal credit line (December 1995 through May 1996), all of which can be used for seasonal advances, with the Trust Company Bank, under which varying amounts are outstanding from time to time. Any such indebtedness to the Trust Company Bank would constitute Superior Indebtedness as defined in the Indenture. Gold Kist also maintains deposit accounts with the Trust Company Bank, and from time to time the Bank provides other banking and trust services to Gold Kist in the ordinary course of its business. Trust Company Bank serves as trustee under indentures governing certain previously issued series of Subordinated Capital Certificates of Interest and Subordinated Loan Certificates.

                 DESCRIPTION OF SUBORDINATED LOAN CERTIFICATES
             AND SUBORDINATED LARGE DENOMINATION LOAN CERTIFICATES

  Gold Kist's Subordinated Loan Certificates (Series C) (the "One Year Loan Certificates") are issued under an indenture (the "Indenture") dated as of September 1, 1979, amended by a First Supplemental Indenture dated as of September 1, 1980, between Gold Kist and Trust Company Bank, as Trustee (the "Trustee"). Gold Kist's Subordinated Large Denomination Loan Certificates of the two series offered hereby are issued under indentures (the "Indentures") between Gold Kist and Trust Company Bank, as Trustee (the "Trustee"). Separate Indentures dated as of September 1, 1985 govern the One Year Subordinated Large Denomination Loan Certificates (Series A) (the "One Year Jumbo Loan Certificates") and the Six Month Subordinated Large Denomination Loan Certificates (Series A) (the "Six Month Jumbo Loan Certificates"). The forms of the Indentures and Supplemental Indentures are filed as exhibits to Registration Statements No. 2-65587, No. 2-69267, and No. 33-428. The following summaries of certain provisions of the Indentures do not purport to be complete, and where particular provisions of the Indentures are referred to, such provisions, including definitions of certain terms, are incorporated by reference as a part of such summaries or terms, which are qualified in their entirety by such references.

  The loan certificates are unsecured obligations of Gold Kist, which are transferable on the books of Gold Kist when properly endorsed, but are not negotiable. (Section 2.04 of the Indentures). The One Year Loan Certificates are issued in a minimum amount of $500 or in any larger amount. The One Year Jumbo Loan Certificates and Six Month Jumbo Loan Certificates are issued in minimum amounts of $50,000 and $20,000, respectively, or any larger amount. The loan certificates are issued as of the date on which payment of the purchase price is received by Gold Kist or its agent for such purpose and mature one year or six months, respectively, from that date.

  Loan certificates bear interest from the dates issued at the per annum rate stated on the face thereof. The rate of interest borne by loan certificates shall be determined from time to time by the Board of Directors of Gold Kist or its delegate, but no change in the rate will affect any loan certificates theretofore issued. The current rates of interest borne by loan certificates are set forth on the front cover of this Prospectus. Interest is payable on the maturity date. Holders of $5,000 or more of the One Year Loan Certificates are entitled to payment of interest on such loan certificates quarterly, on the first day of January, April, July and October of each year. Holders of the One Year Jumbo Loan Certificates and Six Month Jumbo Loan Certificates are entitled to payment of interest on such loan certificates monthly, on the first day of each month. (Sections 1.01 and 2.01 of the Indentures.)

  Upon the written request of a holder of loan certificates entitled to quarterly or monthly interest payments, on each Interest Payment Date Gold Kist will retain the interest otherwise payable to the holder and pay such interest at the maturity of the certificate, or subject to any applicable redemption penalty, upon redemption prior to maturity, together with interest thereon at the per annum rate stated on the face of the certificate, compounded as of each Interest Payment Date. The holder may terminate such request or withdraw any interest so retained together with interest accrued on such interest through the date of withdrawal, or both, at any time by written request delivered to Gold Kist at its principal office in Atlanta, Georgia. The loan certificates will be paid in full, including all principal and accrued but unpaid interest, at maturity. (Section 5.02 of the Indentures.)

  The Indentures do not limit the aggregate principal amount of loan certificates which may be issued thereunder, and each Indenture may be modified by Gold Kist and the Trustee, without the consent of the certificateholders, to provide for the issuance under the Indenture of one or more additional series of loan certificates having terms different from those of the series offered hereby. (Sections 2.01 and 10.01 of the Indentures.) As of July 1, 1995, there were the following aggregate principal amounts of the series offered hereby outstanding: One Year Loan Certificates -- $12,981,000, One Year Jumbo Loan Certificates -- $14,382,000, and Six Month Jumbo Loan Certificates -- $-0-. The Indentures do not limit the amount of other securities, either secured or unsecured, superior or subordinate to the loan certificates, which may be issued by Gold Kist.

REDEMPTION AT THE REQUEST OF CERTIFICATEHOLDER

  Upon the death of a registered holder of a loan certificate, at the request of (a) the personal representative of the deceased holder's estate or (b) any surviving joint holder of a jointly held certificate, Gold Kist will redeem loan certificates held by such deceased holder. In such event, redemption shall be at the full face value of the certificate redeemed plus interest accrued and unpaid thereon to the date of redemption only. (Section 3.02 of the Indentures.)

 Additional Redemptions at the Request of Certificateholder

  In addition to redemptions upon the death of a registered holder of a loan certificate, Gold Kist agrees to redeem prior to maturity the loan certificates of any series offered hereby at the request of the registered holders. (Section 3.03 of the Indentures.)

  All such redemptions shall be only at the written request of the registered holder(s) of the loan certificates redeemed delivered to the Association at its principal office in Atlanta, Georgia. Redemptions will be made in the order that such requests are received, and the redemption date will be a date determined by Gold Kist which is within fifteen (15) days after such request is received.

  The redemption price of each loan certificate redeemed will be an amount equal to the full principal amount of the certificate, plus interest accrued but unpaid to the redemption date (including, if appropriate, interest compounded on interest retained by the Association at the request of the holder) less a redemption penalty computed in accordance with the following table.

              REDEMPTION PENALTIES APPLICABLE TO VARIOUS CLASSES

 One Year Loan Certificates and One --An amount equal to three (3) months'
  Year Jumbo Loan Certificates        interest on the principal amount of the
                                      certificate computed at the nominal
                                      (simple interest) rate shown on the
                                      face of the certificate.
 Six Month Jumbo Loan Certificates  --An amount equal to one (1) month's interest on the principal amount of the
                                      certificate computed at the nominal
                                      (simple interest) rate shown on the
                                      face of the certificate.

  The redemption penalty computed in this manner will be deducted regardless of the length of time the loan certificate has been outstanding. The penalty could exceed the amount of interest paid or accrued on the loan certificate to the redemption date, thus resulting in a redemption price which is less than the principal amount of the loan certificate.

  The following examples illustrate the calculation of the redemption price assuming the stated principal amounts and interest rates. The Total Redemption Price in each example will vary with different interest rates and amounts of principal.

    A. For a One Year Loan Certificate in the principal amount of $1,000 bearing interest at 6.00%, purchased on January 1, 1996, and redeemed at the request of the holder on February 15, 1996, the redemption price would equal:

            $1,000.00  (Principal amount)
       plus      7.40  (45 days' accrued interest at 6.00% per annum)
            ---------
            $1,007.40
       less     15.00  (3 month's simple interest at 6.00% per annum)
            ---------
            $  992.40  (Total Redemption Price)

    B. For a One Year Loan Certificate in the principal amount of $5,000, bearing interest at 6.00% (paid quarterly at the election of the holder), purchased on January 1, 1996 and redeemed at the request of the holder on June 15, 1996, the redemption price would equal:

            $5,000.00  (Principal amount)
       plus            (75 days' accrued interest at 6.00% per annum. Interest
                61.64  previously
            ---------
            $5,061.64    paid on April 1, 1996 equals $75.00)
       less     75.00  (3 month's simple interest at 6.00% per annum)
            ---------
            $4,986.64  (Total Redemption Price)

  Total redemption price ($4,986.64) plus interest previously paid ($75.00) equals $5,061.64.

  The indentures governing the loan certificates of each series do not contain additional redemption provisions requiring Gold Kist to repurchase the certificates at the request of the certificateholder upon the occurrence of a change in control of Gold Kist, nor do the indentures contain any provisions designed to afford protection to certificateholders in the event of a highly leveraged transaction involving Gold Kist.

  Gold Kist does not have the option of redeeming loan certificates prior to maturity.

SUBORDINATION

  In case of liquidation of Gold Kist, whether voluntary or involuntary, the payment of the principal of and interest on the loan certificates is subordinate to the payment in full of the principal of and interest on any notes or accounts payable, now due or hereafter made by Gold Kist to any bank, any other lending agency or creditor ("Superior Indebtedness"); except that none of the Subordinated Capital Certificates of Interest issued pursuant to the Indentures dated as of December 1, 1977, September 1, 1979, September 1, 1980 or September 1, 1985, the One Year Subordinated Loan Certificates issued pursuant to the Indentures dated as of December 1, 1977 or September 1, 1979, the One Year or Six Month Subordinated Large Denomination Loan Certificates issued pursuant to the Indentures dated as of September 1, 1985, the 5% Cumulative Preferred Capital Certificates of Interest previously issued by Gold Kist, or the Cumulative Preferred Capital Certificates of Interest of any other series previously issued by Gold Kist shall be Superior Indebtedness, but shall rank equally with the loan certificates outstanding under each of the Indentures. As of July 1, 1995, Superior Indebtedness amounted to approximately $384,402,000, and additional Superior Indebtedness, without limitation, may be created from time to time. (Article Four and Section 1.01 of the Indentures.) Gold Kist is jointly and severally liable for (i) the obligations of Golden Peanut Company, a general partnership in which Gold Kist has a 33 1/3% interest, and (iii) the obligations of Young Pecan Company, a general partnership in which Gold Kist has a 25% equity interest and a 35% earnings (loss) allocation. Any such liability incurred would constitute additional Superior Indebtedness. See Note 9 (b) of Notes to Consolidated Financial Statements.

  Nothing contained in the subordination provisions prevents Gold Kist from making payments of principal or interest on the loan certificates except during the pendency of any dissolution or liquidation proceedings with respect to Gold Kist.

DUTIES OF TRUSTEE

  Trust Company Bank is the Trustee under each Indenture and is to perform only such duties as are specifically set forth in the Indenture. (Section 8.01 of the Indentures.) In the event of a default, the holders of a majority in aggregate principal amount of the loan certificates outstanding at the time under any Indenture have the right to require the Trustee to take action to remedy such default. (Section 7.12 of the Indentures.)

MODIFICATION OF THE INDENTURE

  Each Indenture contains provisions permitting Gold Kist and the Trustee, (i) with the written consent of the holders of not less than 66 2/3% in aggregate principal amount of all the loan certificates outstanding under the Indenture on a record date set for such purpose, to execute supplemental indentures amending the provisions of the Indenture or any supplemental indenture so as to modify the rights of the holders of all the loan certificates or (ii) with the written consent of the holders of not less than 66 2/3% in aggregate principal amount of the loan certificates of a given series outstanding under the Indenture, on a record date set for such purpose, to execute supplemental indentures amending the provisions of the Indenture relating to loan certificates of such series; provided that no such supplemental indenture shall (a) extend the maturity of any loan certificate or reduce the principal amount thereof or reduce the rate or extend the time of payment of interest,
(b) reduce the 66 2/3% requirement as to the consent of the holders of the loan certificates outstanding under the Indenture or of any series of certificates outstanding thereunder, as required, for amendment of the provisions of the Indenture, or (c) modify the provisions of the Indenture which allow holders of not less than 75% of all loan certificates outstanding under the Indenture to consent to the postponement of interest on all loan certificates outstanding under the Indenture for a period not exceeding three
(3) years from its due date, without the consent of the holder of each loan certificate affected thereby. (Section 10.02 of the Indentures.)

DEFAULTS AND NOTICE THEREOF

  Each Indenture provides that any of the following shall constitute an event of default: (a) failure to pay principal when due; (b) failure to pay interest when due, continued for sixty (60) days; (c) certain events of bankruptcy or insolvency; and (d) failure to perform any other covenant or agreement contained in the Indenture, which failure continues for ninety (90) days after notice to Gold Kist by the Trustee or holders of at least 10% in aggregate principal amount of the outstanding loan certificates under the Indenture. (Section 7.01 of the Indentures.)

  Each Indenture provides that the Trustee shall, within ninety (90) days after the occurrence of an event of default, give to the Certificateholders notice of all such defaults unless such defaults have been cured, provided that, except in the case of a default in the payment of principal of or interest on any of the loan certificates outstanding under the Indenture, the Trustee shall be protected in withholding such notice if, and so long as, the Trustee determines that the withholding of such notice is in the interest of the Certificateholders. (Section 8.02 of the Indentures).

  Each Indenture provides that upon the occurrence of a default, the Trustee or the holders of not less than 25% in aggregate principal amount of the loan certificates then outstanding under the Indenture may declare the principal of all loan certificates outstanding under the Indenture immediately due and payable (Section 7.02 of the Indentures.)

SATISFACTION AND DISCHARGE OF INDENTURE

  Each Indenture shall be discharged upon payment of all loan certificates outstanding thereunder or upon deposit with the Trustee of funds sufficient therefor. (Section 11.01 of the Indentures.)

AUTHENTICATION AND DELIVERY OF CERTIFICATES

  The loan certificates may be authenticated by the Trustee in the form set forth in each Indenture and delivered upon the written order of Gold Kist without any further corporate action. (Section 2.03 of the Indentures.)

STATEMENTS AS TO COMPLIANCE

  Each Indenture requires Gold Kist to furnish to the Trustee annually a statement that Gold Kist has fulfilled all of its obligations throughout the year, or specifying any default in the fulfillment of any such obligation. (Section 5.07 of the Indentures.) In addition, upon any application or demand by Gold Kist to the Trustee to take any action under any of the provisions of the Indenture, Gold Kist shall first furnish to the Trustee an Officer's Certificate stating that all such conditions precedent provided for in the Indenture relating to the proposed action have been complied with and an Opinion of Counsel to Gold Kist stating that in the opinion of such counsel all such conditions precedent have been complied with. (Section 1.02 of the Indentures.)

CONCERNING THE TRUSTEE

  Gold Kist has a $10,000,000 revolving credit line, a $10,000,000 committed 364 day credit line and a $10,000,000 committed seasonal credit line (December 1995 through May 1996), all of which can be used for seasonal advances, with the Trust Company Bank, under which varying amounts are outstanding from time to time. Any such indebtedness to the Trust Company Bank would constitute Superior Indebtedness as defined in the Indenture. Gold Kist also maintains deposit accounts with the Trust Company Bank, and from time to time the Bank provides other banking and trust services to Gold Kist in the ordinary course of its business. Trust Company Bank serves as trustee under indentures governing certain previously issued series of Subordinated Capital Certificates of Interest and Subordinated Loan Certificates.

                                    EXPERTS

  The consolidated financial statements and schedule of Gold Kist Inc. as of June 25, 1994 and July 1, 1995, and for each of the years in the three-year period ended July 1, 1995 included herein or incorporated by reference herein and in the registration statement have been included herein or incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG Peat Marwick LLP, independent auditors, appearing elsewhere herein or incorporated by reference, and upon the authority of said firm as experts in accounting and auditing. The reports of KPMG Peat Marwick LLP covering the July 1, 1995 and June 25, 1994 consolidated financial statements refer to changes in accounting for income taxes and for certain investments in debt and equity securities.

  The consolidated financial statements of Golden Peanut Company and Subsidiaries at June 30, 1995 and 1994 and for each of the years in the three-year period ended June 30, 1995 appearing in Gold Kist's Annual Report (Form 10-K) for the year ended July 1, 1995, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contains an explanatory paragraph with respect to a change in accounting for postretirement benefits other than pensions) appearing elsewhere herein. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                       QUALIFIED INDEPENDENT UNDERWRITER

  Interstate/Johnson Lane Corporation, a member of the NASD, has participated as a qualified independent underwriter, for compensation paid by Gold Kist, in the "due diligence" review with respect to the preparation of this Prospectus.

                                 LEGAL OPINION

  The legality of the securities offered hereby is being passed upon for Gold Kist by Alston & Bird, One Atlantic Center, 1201 West Peachtree Street, Atlanta, Georgia 30309-3424.

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
Gold Kist Inc.:

  We have audited the accompanying consolidated balance sheets of Gold Kist Inc. and subsidiaries as of June 25, 1994 and July 1, 1995, and the related consolidated statements of operations, patrons' and other equity, and cash flows for each of the years in the three-year period ended July 1, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the consolidated financial statements of Golden Peanut Company, a partnership investment accounted for using the equity method of accounting, as described in Note 9(b) to the consolidated financial statements. The consolidated financial statements of Golden Peanut Company were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Golden Peanut Company, is based solely on the report of the other auditors.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

  In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gold Kist Inc. and subsidiaries as of June 25, 1994 and July 1, 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended July 1, 1995, in conformity with generally accepted accounting principles.

  As discussed in notes 1, 6 and 9(a) to the consolidated financial statements, the Company changed its method of accounting for income taxes in 1994 and for certain investments in debt and equity securities in 1995.

                                          KPMG PEAT MARWICK LLP

Atlanta, Georgia
September 1, 1995

                        REPORT OF INDEPENDENT AUDITORS

Partnership Committee
Golden Peanut Company

  We have audited the consolidated balance sheets of Golden Peanut Company and Subsidiaries (the "Partnership") as of June 30, 1995 and 1994, and the related consolidated statements of operations, partners' equity, and cash flows for each of the three years in the period ended June 30, 1995 (not presented separately herein). Our audits also included the financial statement schedule of the Partnership (not presented separately herein). These financial statements and schedule are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Golden Peanut Company and Subsidiaries at June 30, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 1995, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule of the Partnership, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

  As discussed in Note 8 to the consolidated financial statements, in 1994 the Partnership changed its method of accounting for postretirement benefits other than pensions.

                                          ERNST & YOUNG LLP

Atlanta, Georgia
August 10, 1995

                                 GOLD KIST INC.

                          CONSOLIDATED BALANCE SHEETS

                             (AMOUNTS IN THOUSANDS)

                                                     JUNE 25, 1994 JULY 1, 1995
                                                     ------------- ------------
                       ASSETS
Current assets:
 Cash and cash equivalents..........................   $ 15,670       16,597
 Receivables, principally trade, including notes
  receivable of $42.8 million in 1994 and $43.8
  million in 1995, less allowance for doubtful
  accounts of $5,369 in 1994 and $5,877 in 1995.....    160,714      189,180
 Inventories (note 2)...............................    198,467      226,988
 Other current assets...............................     14,758       17,718
                                                       --------      -------
  Total current assets..............................    389,609      450,483
Investments (note 9)................................     72,105       93,039
Property, plant and equipment, net (note 3).........    204,783      227,646
Other assets........................................     49,935       50,469
                                                       --------      -------
                                                       $716,432      821,637
                                                       ========      =======
               LIABILITIES AND EQUITY
Current liabilities:
 Notes payable and current maturities of long-term
  debt (note 4):
  Short-term borrowings.............................   $ 12,798       70,800
  Subordinated loan certificates....................     25,079       27,363
  Current maturities of long-term debt..............     35,405       25,834
                                                       --------      -------
                                                         73,282      123,997
 Accounts payable...................................    117,926      117,952
 Accrued compensation and related expenses..........     26,431       28,817
 Patronage refund and other equity payable in cash..     14,588        8,863
 Interest left on deposit (note 4)..................      9,340       10,493
 Other current liabilities..........................      8,195       13,776
                                                       --------      -------
  Total current liabilities.........................    249,762      303,898
Long-term debt, excluding current maturities (note
 4).................................................    109,817      138,659
Accrued postretirement benefit costs (note 7(b))....     34,488       36,929
Other liabilities...................................        687        3,189
                                                       --------      -------
  Total liabilities.................................    394,754      482,675
                                                       --------      -------
Minority interest...................................     25,016       23,972
Patrons' and other equity (note 5):
 Common stock, $1.00 par value--Authorized 500
  shares; issued and outstanding 79 in 1994 and 62
  in 1995...........................................         79           62
 Patronage reserves.................................    219,164      216,854
 Unrealized gain on marketable equity security (net
  of deferred income taxes of $11.6 million (note
  9(a)).............................................        --        18,531
 Retained earnings..................................     77,419       79,543
                                                       --------      -------
  Total patrons' and other equity...................    296,662      314,990
Commitments and contingent liabilities (notes 7 and
 8)
                                                       --------      -------
                                                       $716,432      821,637
                                                       ========      =======

          See accompanying notes to consolidated financial statements.

                                 GOLD KIST INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                             (AMOUNTS IN THOUSANDS)

                                                     YEARS ENDED
                                       ----------------------------------------
                                       JUNE 26, 1993 JUNE 25, 1994 JULY 1, 1995
                                       ------------- ------------- ------------
Net sales volume......................  $1,400,566     1,561,034    1,688,537
Cost of sales.........................   1,249,509     1,385,239    1,525,924
                                        ----------     ---------    ---------
 Gross margins........................     151,057       175,795      162,613
Distribution, administrative and
 general expenses.....................     111,519       121,417      131,410
                                        ----------     ---------    ---------
 Net operating margins................      39,538        54,378       31,203
                                        ----------     ---------    ---------
Other income (deductions):
 Interest income......................       7,540         6,752        8,779
 Interest expense.....................     (17,163)      (13,924)     (17,525)
 Equity in earnings (loss) of
  partnership (note 9(b)).............       4,659        (1,110)      (9,625)
 Gain on sale of investments..........         --            --         3,070
 Miscellaneous, net...................       9,118         3,978        9,684
                                        ----------     ---------    ---------
                                             4,154        (4,304)      (5,617)
                                        ----------     ---------    ---------
 Margins before income taxes, minority
  interest and cumulative effect of
  accounting change...................      43,692        50,074       25,586
Income taxes (note 6).................      14,187        14,861       13,094
                                        ----------     ---------    ---------
 Margins before minority interest and
  cumulative effect of accounting
  change..............................      29,505        35,213       12,492
Minority interest.....................      (2,267)       (1,148)        (741)

                                        ----------     ---------    ---------
 Margins before cumulative effect of
  accounting change...................      27,238        34,065       11,751
Cumulative effect of change in
 accounting for income taxes
 (note 6).............................         --          5,339          --
                                        ----------     ---------    ---------
 Net margins..........................  $   27,238        39,404       11,751
                                        ==========     =========    =========

          See accompanying notes to consolidated financial statements.

                                 GOLD KIST INC.

              CONSOLIDATED STATEMENTS OF PATRONS' AND OTHER EQUITY

       FOR THE YEARS ENDED JUNE 26, 1993, JUNE 25, 1994 AND JULY 1, 1995

                             (AMOUNTS IN THOUSANDS)

                                           REVOLVING   UNREALIZED
                                            FUND AND    GAIN ON
                                           CUMULATIVE  MARKETABLE
                                   COMMON  PREFERRED     EQUITY   PATRONAGE RETAINED
                          TOTAL    STOCK  CERTIFICATES  SECURITY  RESERVES  EARNINGS
                         --------  ------ ------------ ---------- --------- --------
June 27, 1992........... $271,456    81      10,561         --     206,992   53,822
 Net margins for 1993...   27,238   --          --          --      19,107    8,131
 Nonqualified patronage
  refund and other
  equity payable in
  cash..................   (8,525)  --          --          --      (8,525)     --
 Redemptions and other
  changes...............   (4,549)   (2)       (308)        --      (8,060)   3,821
                         --------   ---     -------      ------    -------   ------
June 26, 1993...........  285,620    79      10,253         --     209,514   65,774
 Net margins for 1994...   39,404   --          --          --      30,830    8,574
 Nonqualified patronage
  refund and other
  equity payable in
  cash..................  (14,588)  --          --          --     (14,588)     --
 Redemptions and other
  changes...............  (13,774)  --      (10,253)        --      (6,592)   3,071
                         --------   ---     -------      ------    -------   ------
June 25, 1994...........  296,662    79         --          --     219,164   77,419
 Net margins for 1995...   11,751   --          --          --      12,590     (839)
 Nonqualified patronage
  refund and other
  equity payable in
  cash..................   (8,941)  --          --          --      (8,941)     --
 Redemptions and other
  changes...............   (3,013)  (17)        --          --      (5,959)   2,963
 Implementation of
  change in accounting
  for marketable equity
  security (note 9(a))..   18,531   --          --       18,531        --       --
                         --------   ---     -------      ------    -------   ------
July 1, 1995............ $314,990    62         --       18,531    216,854   79,543
                         ========   ===     =======      ======    =======   ======

          See accompanying notes to consolidated financial statements.

                                 GOLD KIST INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (AMOUNTS IN THOUSANDS)

                                                      YEARS ENDED
                                        ----------------------------------------
                                        JUNE 26, 1993 JUNE 25, 1994 JULY 1, 1995
                                        ------------- ------------- ------------
Cash flows from operating activities:
 Net margins..........................    $ 27,238        39,404       11,751
 Non-cash items included in net mar-
  gins:
  Depreciation and amortization.......      36,315        37,251       38,085
  Cumulative effect of changes in ac-
   counting principle.................         --         (5,339)         --
  Gains on sales of assets............        (703)         (201)      (3,459)
  Equity in (earnings) loss of part-
   nership............................      (4,659)        1,110        9,625
  Deferred income tax benefit.........      (1,650)       (5,562)      (6,650)
  Other...............................       2,943         3,208        1,943
 Changes in operating assets and lia-
  bilities:
  Receivables.........................      (4,902)      (26,943)     (28,466)
  Inventories.........................      (5,018)      (23,963)     (28,521)
  Other current assets................         546           152       (3,382)
  Accounts payable and accrued ex-
   penses.............................      16,167        21,765       15,117
  Interest left on deposit............         532        (4,052)       1,153
                                          --------       -------      -------
   Net cash provided by operating ac-
    tivities..........................      66,809        36,830        7,196
                                          --------       -------      -------
Cash flows from investing activities:
 Acquisitions of investments..........        (212)         (762)      (5,093)
 Acquisitions of property, plant and
  equipment...........................     (23,280)      (37,232)     (61,762)
 Proceeds from partnership earnings
  distribution........................      11,404         1,770          --
 Proceeds from disposal of invest-
  ments...............................       1,795         1,279        8,942
 Proceeds from sales of loans.........      20,084         5,040        4,925
 Other................................       1,498        (7,653)      (7,179)
                                          --------       -------      -------
   Net cash provided by (used in) in-
    vesting activities................      11,289       (37,558)     (60,167)
                                          --------       -------      -------
Cash flows from financing activities:
 Short-term borrowings (repayments),
  net.................................     (48,675)       11,491       60,286
 Proceeds from long-term debt.........      22,381        26,668       49,752
 Principal payments of long-term
  debt................................     (28,056)      (30,130)     (36,676)
 Patronage refunds and other equity
  paid in cash........................      (4,812)      (22,717)     (19,464)
                                          --------       -------      -------
   Net cash provided by (used in) fi-
    nancing activities................     (59,162)      (14,688)      53,898
                                          --------       -------      -------
   Net change in cash and cash equiva-
    lents.............................      18,936       (15,416)         927
Cash and cash equivalents at beginning
 of year..............................      12,150        31,086       15,670
                                          --------       -------      -------
Cash and cash equivalents at end of
 year.................................    $ 31,086        15,670       16,597
                                          ========       =======      =======
Supplemental disclosure of cash flow
 data:
 Cash paid during the years for:
  Interest (net of amounts capital-
   ized)..............................    $ 17,495        18,575       18,792
                                          ========       =======      =======
  Income taxes........................    $ 12,791        23,352       21,144
                                          ========       =======      =======

          See accompanying notes to consolidated financial statements.

                                GOLD KIST INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 JUNE 26, 1993, JUNE 25, 1994 AND JULY 1, 1995

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The accounting and reporting policies of Gold Kist Inc. and subsidiaries conform to generally accepted accounting principles and to general practices among agricultural cooperatives. The following is a summary of the significant accounting policies.

 (a) Basis of Presentation

  The accompanying consolidated financial statements include the accounts of Gold Kist Inc. and its wholly and majority owned subsidiaries (Gold Kist or Association). All significant intercompany balances and transactions have been eliminated in consolidation. Certain reclassifications have been made to the 1993 and 1994 consolidated financial statements to conform to the presentation in the 1995 consolidated financial statements.

 (b) Cash and Cash Equivalents

  Gold Kist's policy is to invest cash in excess of operating requirements in highly liquid interest bearing debt instruments, which include commercial paper and reverse repurchase agreements. These investments are stated at cost which approximates market. For purposes of the consolidated statements of cash flows, Gold Kist considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

 (c) Inventories

  Merchandise for sale includes feed, fertilizer, seed, pesticides, equipment and general farm supplies purchased or manufactured by Gold Kist for sale to agricultural producers and consumers. These inventories are stated, generally, on the basis of the lower of cost (first-in, first-out or average) or market.

  Live poultry and hogs consist of broilers, breeding stock and market hogs. The broilers and market hogs are stated at the lower of average cost or market. The breeding stock is stated at average cost, less accumulated amortization.

  Raw materials and supplies consist of feed and fertilizer ingredients, uncleaned seed, hatching eggs, packaging materials and operating supplies. These inventories are stated, generally, on the basis of the lower of cost (first-in, first-out or average) or market. Gold Kist hedges varying amounts of its feed ingredient purchases to minimize the risk of adverse price fluctuations. Futures contracts are accounted for as hedges and option contracts are accounted for at market. Gains or losses on futures and options transactions are included as a part of product cost.

  Marketable products consist primarily of dressed and further processed poultry. These inventories are stated, principally, on the basis of selling prices, less estimated brokerage, freight and certain other selling costs where applicable (estimated net realizable value).

 (d) Property, Plant and Equipment

  Property, plant and equipment is recorded at cost. Depreciation of plant and equipment is calculated by the straight-line method over the estimated useful lives of the respective assets.

 (e) Investments

  Investments in other cooperatives are recorded at cost and include the amount of patronage refund certificates and patrons' equities allocated, less distributions received. These investments are not readily

                                GOLD KIST INC.

marketable and quoted market prices are not available. The equity method of accounting is used for investments in other companies in which Gold Kist's voting interest is 20 to 50 percent. Investments in less than 20 percent owned companies which are not readily marketable are stated at cost. For years prior to fiscal 1994, the investment in the marketable equity security was stated at the lower of cost or market.

  Effective June 26, 1994, Gold Kist adopted the provisions of Statement of Financial Accounting Standards No. 115 (SFAS 115), "Accounting for Certain Investments in Debt and Equity Securities." Pursuant to the provisions of SFAS 115, the Association has classified its marketable equity security and collateralized loans as "available-for-sale." "Available-for-sale" securities are those the Association intends to hold for a period of time and are not acquired with the intent of selling them in the near term. Unrealized gains and losses on "available-for-sale" securities are included as a separate component of patrons' and other equity in the accompanying 1995 financial statements, net of deferred income taxes. Upon initial application of SFAS 115, Gold Kist recorded an increase to investments of $20.5 million and to patrons' and other equity of $12.9 million (net of deferred income taxes of $7.6 million) related to the marketable equity security (see note 9(a)). Management believes the carrying value of the collateralized loans approximate market value and, accordingly, no adjustment has been recognized in the accompanying financial statements.

  Gold Kist's investment in the Golden Peanut Company partnership is accounted for using the equity method (see note 9(b)). Other investments accounted for under the equity method are not significant.

 (f) Income Taxes

  Gold Kist operates as an agricultural cooperative not exempt from Federal income taxes. Aggregate margins not refunded in cash to members or allocated in the form of qualified written notices are subject to income taxes.

  The bylaws of Gold Kist provide for the issuance of either qualified or nonqualified patronage refunds (as defined for purposes of Subchapter T of the Internal Revenue Code). Gold Kist utilized nonqualified patronage refunds in 1993, 1994 and 1995, which are deductible for income tax purposes only to the extent paid or redeemed in cash.

  Effective June 27, 1993, Gold Kist adopted the provisions of Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes" and reported the cumulative effect of that change in the method of accounting for income taxes in the 1994 consolidated statement of operations. SFAS 109 requires an asset and liability approach in accounting for income taxes and, therefore, required a change from the deferred method Gold Kist previously used. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or expense in the period that includes the enactment date.

  Pursuant to the deferred method under Accounting Principles Board Opinion 11, which was applied in fiscal 1993 and prior years, deferred income taxes were recognized for income and expense items that were reported in different years for financial reporting purposes and income tax purposes using the tax rate applicable for the year of the calculation. Under the deferred method, deferred taxes were not adjusted for subsequent changes in tax rates.

 (g) Fair Value of Financial Instruments

  Gold Kist's financial instruments include cash and cash equivalents, accounts receivables and payables, notes receivable and debt. Because of the short maturity of cash equivalents, accounts receivables and payables,

                                GOLD KIST INC.

                         (DOLLAR AMOUNTS IN THOUSANDS)
and certain short-term debt which matures in less than one year, the carrying value approximates fair value. All financial instruments are considered to have an estimated fair value which approximates carrying value at July 1, 1995 unless otherwise specified (see note 4).

 (h) Fiscal Year

  Gold Kist employs a 52/53 week fiscal year. The consolidated financial statements for 1993 and 1994 reflect 52 weeks and 1995 reflects 53 weeks. Fiscal 1996 will be a 52 week year.

(2) INVENTORIES

  Inventories are summarized as follows:

                                                                  1994    1995
                                                                -------- -------
     Merchandise for sale...................................... $ 65,795  85,054
     Live poultry and hogs.....................................   75,600  76,211
     Raw materials and supplies................................   30,090  35,191
     Marketable products.......................................   26,982  30,532
                                                                -------- -------
                                                                $198,467 226,988
                                                                ======== =======

(3) PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment is summarized as follows:

                                                                  1994    1995
                                                                -------- -------
     Land and land improvements................................ $ 29,757  31,809
     Buildings.................................................  159,065 166,806
     Machinery and equipment...................................  304,535 325,270
     Construction in progress..................................    4,332  27,812
                                                                -------- -------
                                                                 497,689 551,697
     Less accumulated depreciation.............................  292,906 324,051
                                                                -------- -------
                                                                $204,783 227,646
                                                                ======== =======

  Gold Kist owns a 54% interest in its corporate headquarters building through its investment in GC Properties, a general partnership formed between Gold Kist and Cotton States Mutual Insurance Company solely for the purpose of acquiring the corporate headquarters building and related mortgage obligation. A former Gold Kist chief executive officer is a director of the Cotton States Insurance Group. Gold Kist's indirect 54% interest in the aforementioned building and related accumulated depreciation, based on historical cost, is included in property, plant and equipment in the accompanying consolidated financial statements.

(4) NOTES PAYABLE AND LONG-TERM DEBT

  On June 30, 1995, the Association entered into a $150 million unsecured committed credit facility with five commercial banks. The facility includes a five-year $50 million revolving credit commitment, a $50 million 364-day line of credit commitment, and a $50 million seasonal line of credit commitment. The five-year revolving credit agreement expires on June 30, 2000, but may be extended twice for successive one-year periods with the consent of the banks. The unused credit available under this facility at July 1, 1995 was $20 million. The

                                GOLD KIST INC.

                         (DOLLAR AMOUNTS IN THOUSANDS)
revolving credit facility fee and the commitment fees on the unused portion of the revolving credit will be computed quarterly based on the Association's ratio of funded debt to total capital and will not exceed .25% per annum. The 364-day line of credit provides short-term financing that will expire on June 29, 1996, of which $20 million was unused at July 1, 1995. The $50 million seasonal line of credit becomes effective on December 1, 1995 and expires on May 31, 1996. The 364-day and seasonal lines of credit are subject to a .10% per annum facility fee. Borrowings under the $150 million facility will bear variable interest rates at or below prime. Also, the facility permits competitive bid interest rates by the participating banks.

  At July 1, 1995, Gold Kist had other unused long-term loan commitments of $13.0 million and additional uncommitted facilities to provide loans and letters of credit from banks aggregating approximately $15.1 million. These unsecured borrowings bear interest at rates below prime.

  Subordinated loan certificates of $27.4 million at July 1, 1995 bore interest from 3.85% to 6.70% with terms of one year and were unsecured.

  Interest left on deposit represents amounts of interest payable, which at the option of the holders of various classes of certificates, is left on deposit with Gold Kist. Additional interest on these amounts accrues at the same rates as the related certificates.

  Long-term debt is summarized as follows:

                              1994    1995
                              ----    ----
Unsecured senior notes
 payable:
 9.375% interest notes, due
  in semi-annual
  installments of $5,500
  with interest payable
  semiannually............. $ 33,000  16,500
 9.90% interest notes, due
  in semi-annual
  installments of $1,539
  with interest payable
  semiannually.............   15,384  10,766
 9.35% interest note, due
  in a single installment
  in June 2001 with
  interest payable
  quarterly................   20,000  20,000
Other long term debt:
 Revolving credit agree-
  ments with a commercial
  bank (weighted average
  rate of 5.0% at June 25,
  1994 and 6.5% at July 1,
  1995)....................    7,000  37,000
 Subordinated capital
  certificates of interest
  with interest rates
  ranging from 4.50% to
  16.50% and with fixed
  maturities ranging from
  two to fifteen years,
  unsecured (weighted
  average interest rate of
  7.7% at June 25, 1994 and
  July 1, 1995)...............58,387  60,417
 Tax exempt industrial
  revenue bonds with
  varying interest rates
  due in quarterly and
  annual installments
  through 2015, secured by
  property, plant and
  equipment................    6,263  12,701
 Pro rata share of mortgage
  loan, at 8.47% interest,
  due in monthly
  installments to June 30,
  2004, secured by a
  building (note 3)........    2,673   2,497
 Other.....................    2,515   4,612
                            -------- -------
                             145,222 164,493
 Less current maturities...   35,405  25,834
                            -------- -------
                            $109,817 138,659
                            ======== =======

  Based upon discounted cash flows of future payments, assuming interest rates available to Gold Kist for issuance of debt with similar terms and remaining maturities, the estimated fair value of the unsecured senior notes payable at July 1, 1995 was approximately $51.7 million.

                                GOLD KIST INC.

                         (DOLLAR AMOUNTS IN THOUSANDS)

  The terms of debt agreements specify minimum working capital, net worth and current ratio. The debt agreements also place a limitation on equity distribution, cash patronage refunds and additional loans, advances or investments. The limitation provides for a carryover to 1996 of unused amounts, $10.9 million as of July 1, 1995, and is increased by 50% of Gold Kist's net margins (or minus 100% of a net loss) before any gains or losses on disposals of capital assets or equity in unremitted earnings of any affiliate.

  Annual required principal repayments on long-term debt for the five fiscal years subsequent to July 1, 1995 are as follows:

     Fiscal year:
      1996.............................................................. $25,834
      1997..............................................................  20,734
      1998..............................................................  17,945
      1999..............................................................  16,577
      2000..............................................................  13,188
                                                                         =======

(5) PATRONS' AND OTHER EQUITY

  Gold Kist's Articles of Incorporation provide for a class of common stock and a class of preferred stock pursuant to the provisions of the Georgia Cooperative Marketing Act. Each member is allocated one share of common stock, $1.00 par value. The common shares are not marketable or transferable and no dividends will be declared on these common shares. No issuance of preferred stock has been authorized by Gold Kist.

  Patronage reserves represent allocated undistributed member margins less taxes paid on nonqualified equity. Patronage reserves do not bear interest and are subordinated to all certificates outstanding and indebtedness of Gold Kist. Patronage reserves may be revolved and paid at the discretion of the Board of Directors.

  Retained earnings include the cumulative net margins (losses) resulting from nonmember and nonpatronage transactions, including noncooperative subsidiaries. Also included are amounts related to the early redemption of notified equity, representing the difference between the face value and the redemption amounts.

(6) INCOME TAXES

  As discussed in Note 1(f), the Company adopted SFAS 109 as of June 27, 1993. The cumulative effect of this change in accounting for income taxes, which resulted in a tax benefit of $5.3 million, was determined as of June 27, 1993 and was reflected in the consolidated statement of operations for the year ended June 25, 1994. Prior years' financial statements have not been restated to apply the provisions of SFAS 109.

  The provisions for income tax expense, principally Federal, consist of the following:

                                                         1993     1994    1995
                                                        -------  ------  ------
Current expense........................................ $15,837  20,423  19,744
Deferred benefit.......................................  (1,650) (5,562) (6,650)
                                                        -------  ------  ------
                                                        $14,187  14,861  13,094
                                                        =======  ======  ======

  Gold Kist's combined federal and state effective tax rates from operations for 1993, 1994 and 1995 were 32%, 30% and 51%, respectively. A reconciliation of income tax expense from operations computed by applying the Federal corporate income tax rate of 34% in 1993 and 35% in 1994 and 1995 to margins before income taxes, minority interest and cumulative effect of accounting changes for the applicable year follows:

                                 GOLD KIST INC.

                         (DOLLAR AMOUNTS IN THOUSANDS)

                                                       1993     1994    1995
                                                      -------  ------  ------
Computed expected income tax expense................. $14,855  17,526   8,955
Increase (decrease) in income tax expense resulting
 from:
 Income tax litigation...............................     --      --    5,520
 Cash portion of nonqualified patronage refund.......  (1,183) (1,420) (1,031)
 Effect of state income taxes, net of Federal
  benefit............................................   1,428   1,050     447
 Nonqualified equity redemptions.....................    (575)   (525)   (490)
 Target jobs credits.................................    (347)   (607)   (499)
 Other, net..........................................       9  (1,163)    192
                                                      -------  ------  ------
                                                      $14,187  14,861  13,094
                                                      =======  ======  ======

  The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at June 25, 1994 and July 1, 1995 are as follows:

                                                            1994     1995
                                                           -------  -------
     Deferred tax assets:
      Postretirement benefits............................. $13,478   14,410
      Insurance accruals..................................   8,839    7,903
      Equity in partnerships..............................     723    4,175
      Bad debt reserves...................................   2,386    2,573
      State tax operating loss carryforwards..............   1,913    1,984
      Other...............................................   1,081      --
                                                           -------  -------
       Total gross deferred tax assets....................  28,420   31,045
      Less valuation allowance............................  (1,913)  (1,984)
                                                           -------  -------
       Net deferred tax assets............................  26,507   29,061
                                                           -------  -------
     Deferred tax liabilities:
      Unrealized gain on marketable equity security.......     --   (11,587)
      Accelerated depreciation............................  (2,986)    (969)
      Deferred compensation...............................  (4,103)  (3,990)
      Other...............................................     --      (118)
                                                           -------  -------
       Total deferred tax liabilities.....................  (7,089) (16,664)
                                                           -------  -------
       Net deferred tax assets............................ $19,418   12,397
                                                           =======  =======

  The valuation allowance for deferred tax assets as of June 25, 1994 and July 1, 1995 was $1,913 and $1,984, respectively. The net change in the total valuation allowance for the years ended 1994 and 1995 was an increase of $205 and $71, respectively.

  The Association's management believes the existing net deductible temporary differences comprising the total net deferred tax assets will reverse during periods in which the Association generates net taxable income.

                                GOLD KIST INC.

                         (DOLLAR AMOUNTS IN THOUSANDS)

  Deferred income taxes result from differences in the timing of reporting income and expenses for financial statement and income tax reporting purposes. The sources of deferred income taxes and their tax effects are as follows:

                                                                        1993
                                                                      --------
     Depreciation expense............................................ $ (1,433)
     Deferred compensation expense...................................      167
     Insurance accruals..............................................   (1,839)
     Equity in partnerships..........................................      133
     Other, net......................................................    1,322
                                                                      --------
                                                                      $ (1,650)
                                                                      ========

  During 1993, the Internal Revenue Service (IRS) concluded its examination of Gold Kist's 1987 through 1989 Federal income tax returns and issued a notice of deficiency. In April 1994, the remaining issue, whether Gold Kist must recognize taxable income related to the redemption of its qualified notified equity at less than face amount, was litigated before the United States Tax Court. An adverse decision was received from the Tax Court on June 26, 1995. The Association plans to appeal the decision. The accompanying financial statements reflect $5.5 million in additional income tax expense and $1.6 million in additional interest expense for the impact of the decision through July 1, 1995.

(7) EMPLOYEE BENEFITS

 (a) Pension Plans

  Gold Kist has noncontributory defined benefit pension plans covering substantially all of its employees and directors and an affiliate's employees (participants). The plan covering the salaried participants provides pension benefits that are based on the employees' compensation during the years before retirement or other termination of employment. The plan covering the hourly participants provides pension benefits that are based on years of service. Gold Kist's funding policy is to contribute within the guidelines prescribed by Federal regulations. Plan assets consist principally of corporate equities and bonds, and United States Government and Agency obligations.

  Net periodic pension expense for 1993, 1994 and 1995 included the following components:

                                                         1993     1994    1995
                                                        -------  ------  ------
   Service cost--benefits earned during the year....... $(3,422) (3,720) (3,429)
   Interest cost on projected benefit obligations......  (6,247) (6,479) (6,949)
   Actual return on plan assets........................  11,116   3,236  11,393
   Net amortization and deferral.......................  (1,827)  5,989  (1,208)
                                                        -------  ------  ------
     Net periodic pension expense...................... $  (380)   (974)   (193)
                                                        =======  ======  ======

                                GOLD KIST INC.

                         (DOLLAR AMOUNTS IN THOUSANDS)

  The following table sets forth the plans' funded status, amounts recognized in the consolidated balance sheets at June 25, 1994 and July 1, 1995 and economic assumptions:

                                                               1994     1995
                                                             --------  -------
Actuarial present value of benefit obligations:
 Vested participants........................................ $ 69,662   74,529
 Nonvested..................................................    5,416    6,630
                                                             --------  -------
  Total accumulated benefit obligations..................... $ 75,078   81,159
                                                             ========  =======
Projected benefit obligations for services rendered to
 date....................................................... $ 88,083   96,559
                                                             ========  =======
Plan assets for benefits:
 Plan assets at fair value.................................. $109,874  118,268
 Prepaid pension cost included in other assets in consoli-
  dated balance sheets......................................  (15,195) (16,556)
                                                             --------  -------
  Net plan assets........................................... $ 94,679  101,712
                                                             ========  =======
Plan assets in excess of projected benefit obligations......    6,596    5,153
                                                             ========  =======
Consisting of:
 Unrecognized net asset existing at the date of adoption.... $ 10,972    9,721
 Unrecognized net loss from past experience different from
  that assumed and effects of changes in assumptions........     (351)  (1,136)
 Prior service cost not yet recognized in net periodic pen-
  sion cost.................................................   (4,025)  (3,432)
                                                             --------  -------
                                                             $  6,596    5,153
                                                             ========  =======
Economic assumptions:
 Weighted-average discount rate.............................     8.25%    8.00%
 Weighted-average expected long-term rate of return on plan
  assets....................................................     9.00%    9.25%
 Weighted-average rate of compensation increase.............     6.00%    5.50%

  The unrecognized net asset existing at the date of adoption of Statement of Financial Accounting Standards No. 87 is being amortized over the remaining service lives of the participants.

 (b) Other Postretirement Benefits

  Gold Kist provides health care and death benefits to substantially all retired employees, covered dependents and their beneficiaries. Generally, employees who have attained age 55 and who have 10 years of service are eligible for these benefits. In addition, employees with less than 10 years of service who retired before July 1, 1992 are eligible for these benefits. The health care and death benefit plans are contributory and coverages increase with increased years of service.

  Postretirement health and death benefit expense for 1993, 1994 and 1995 included the following components:

                                                              1993  1994  1995
                                                             ------ ----- -----
      Service cost--benefits earned during the year......... $1,293 1,728 1,742
      Interest cost.........................................  2,305 2,530 2,645
      Net amortization and deferral.........................    --    --    (18)
                                                             ------ ----- -----
                                                             $3,598 4,258 4,369
                                                             ====== ===== =====

                                GOLD KIST INC.

                         (DOLLAR AMOUNTS IN THOUSANDS)
  Gold Kist's postretirement benefit plans are not funded. The status of the plans at June 25, 1994 and July 1, 1995 was as follows:

                                                                 1994    1995
                                                                ------- ------
Actuarial present value of accumulated postretirement benefit obligation:
 Retirees...................................................... $12,896 15,528
 Fully eligible active plan participants.......................   6,956  7,821
 Other active plan participants................................  13,029 14,016
                                                                ------- ------
                                                                 32,881 37,365
 Unrecognized net gain from experience differences.............   3,207  1,341
                                                                ------- ------
                                                                $36,088 38,706
                                                                ======= ======

  The health care cost trend rate used to determine the accumulated postretirement benefit obligation at June 25, 1994 was 11%, declining ratably to 5.5% by the year 2003 and remaining at that level thereafter. The health care cost trend rate used to determine the accumulated postretirement benefit obligation at July 1, 1995 was 9%, declining ratably to 5% by the year 2003 and remaining at that level thereafter. The discount rates used to determine the accumulated postretirement benefit obligation were 8.25% and 8.00% at June 25, 1994 and July 1, 1995, respectively. A 1% increase in the health care cost trend rate for each year would increase the accumulated postretirement benefit obligation for health care benefits at July 1, 1995 by approximately 15% and net postretirement health care cost by 17%.

(8) CONTINGENT LIABILITIES AND COMMITMENTS

  In January 1993, two Alabama member patrons of Gold Kist filed a lawsuit in the nature of a derivative action against Gold Kist and Golden Poultry Company, Inc., a majority-owned subsidiary of Gold Kist, and certain directors, officers and employees of the companies. The lawsuit alleges that the named officers, directors and employees violated their fiduciary duties by creating Golden Poultry Company, Inc. and Carolina Golden Products Company (Golden Poultry), and by permitting their continued operations. Among the remedies requested are the transfer of Golden Poultry's operations to Gold Kist, as well as unspecified actual damages. In March 1994, the court certified that litigation as a class action. The Association has advanced the payment of litigation expenses incurred by the Association's directors who are defendants in the litigation. Gold Kist intends to defend the litigation vigorously.

  Gold Kist is a defendant in various legal and administrative proceedings seeking alleged actual and punitive damages and specific performance to correct certain alleged problems. Gold Kist management is of the opinion that the ultimate resolution of these matters will not have a material adverse impact on Gold Kist's financial position.

  Gold Kist received proceeds of $20.0 million, $5.0 million and $4.9 million during 1993, 1994 and 1995, respectively, for collateralized loans sold with recourse to an insurance company, of which $20.3 million was outstanding at July 1, 1995. No gain or loss was recognized on the sale of these loans. A $207 thousand allowance has been recognized in the accompanying consolidated financial statements for potential losses that may occur. As of July 1, 1995, there have been no credit losses related to the loans guaranteed under this agreement.

                                GOLD KIST INC.

                         (DOLLAR AMOUNTS IN THOUSANDS)
  Gold Kist is a guarantor of amounts outstanding under a $55.0 million secured loan agreement between a commercial bank and Young Pecan Company, a pecan processing and marketing partnership in which Gold Kist holds a 25% equity interest and 35% earnings (loss) allocation. At July 1, 1995, the amounts outstanding under this facility were $50.9 million.

(9) INVESTMENTS

 (a) Marketable Equity Security

  As discussed in Note 1(e), Gold Kist adopted SFAS 115 at June 26, 1994, changing the method of accounting for its marketable equity security from a historical cost basis to a fair value approach. Pursuant to the provisions of SFAS 115, the Association has classified its marketable equity security as "available-for-sale." At July 1, 1995, the Association's marketable equity security was carried at its fair value of $50.1 million, which represents a gross unrealized gain of $30.1 million. The gross unrealized gain, net of deferred income taxes of $11.6 million, has been reflected as a separate component of patrons' and other equity. At June 25, 1994, the marketable equity security was carried at its cost basis of $21.5 million.

  Gains realized on sales and dividends totaled $169 thousand, $170 thousand and $1.3 million and are included in miscellaneous, net for the years ended June 26, 1993, June 25, 1994 and July 1, 1995, respectively.

 (b) Golden Peanut Company

  Gold Kist has a 33 1/3% interest in Golden Peanut Company, a Georgia general partnership. Gold Kist's investment in the partnership amounted to $20.1 million and $15.5 million at June 25, 1994 and July 1, 1995, respectively. In July 1995, Gold Kist made an additional investment of $2.8 million. The partnership has a $450.0 million commercial paper facility of which $205.0 million was outstanding at June 30, 1995.

  Summarized financial information of Golden Peanut Company is shown below:

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                  1994    1995
                                                                -------- -------
     Current assets............................................ $258,195 233,133
     Property, plant and equipment, net........................   33,465  34,385
                                                                -------- -------
       Total assets............................................ $291,660 267,518
                                                                ======== =======
     Current liabilities....................................... $226,871 220,954
     Accrued postretirement benefit costs......................    4,477   5,103
     Partners' equity..........................................   60,312  41,461
                                                                -------- -------
       Total liabilities and partners' equity.................. $291,660 267,518
                                                                ======== =======

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                        1993    1994     1995
                                                      -------- -------  -------
     Net sales and other operating income............ $486,868 456,937  429,067
     Costs and expenses..............................  472,812 460,291  457,942
                                                      -------- -------  -------
       Net income (loss)............................. $ 14,056  (3,354) (28,875)
                                                      ======== =======  =======

                                GOLD KIST INC.

                         (DOLLAR AMOUNTS IN THOUSANDS)

  Golden Peanut Company's 1994 net loss includes a $3.9 million charge resulting from the adoption of SFAS 106. Gold Kist has included its proportionate share of Golden Peanut Company's adoption of SFAS 106 in equity in earnings (loss) of partnership in the accompanying 1994 consolidated statement of operations since the amount is not significant.

  In 1993, 1994 and 1995, Gold Kist received $2.1 million in rental income from Golden Peanut Company under an operating lease agreement for peanut shelling and procurement facilities. Gold Kist received procurement commissions, royalties and administrative service fees of $2.8 million, $2.7 million and $3.9 million in 1993, 1994 and 1995, respectively. In addition, Gold Kist purchased $2.4 million, $5.4 million, and $3.1 million of inventory from Golden Peanut Company in 1993, 1994 and 1995, respectively.

(10) MAJOR BUSINESS SEGMENTS

  Gold Kist is an agricultural cooperative, with operations located primarily in the southeastern United States, engaged in marketing products and purchasing supplies and equipment for its patrons. Gold Kist also operates non-cooperative businesses engaged in broiler operations, farm and home retailing, and crop and equipment financing. Gold Kist's operations are classified into industry segments as follows:

  The Poultry segment includes cooperative integrated broiler production, processing and marketing operations, as well as subsidiary broiler operations. This segment has decentralized broiler, pork production and cornish game hen facilities.

  The Agri-Services segment purchases or manufactures feed, seed, fertilizers, agricultural chemicals, animal health products, and other farm supply and equipment items for sale through Gold Kist retail outlets and independent dealers. The segment also provides crop procurement services.

                                GOLD KIST INC.

                         (DOLLAR AMOUNTS IN THOUSANDS)
  The following table presents certain financial information as to industry segments:

                                               AGRI-   INTERSEGMENT
                                    POULTRY   SERVICES ELIMINATIONS  CONSOLIDATED
                                   ---------- -------- ------------  ------------
YEAR ENDED JUNE 26, 1993
------------------------
Net sales volume.................  $1,077,928 322,638        --       1,400,566
                                   ========== =======    =======      =========
Net margins from operations......  $   43,269   1,876        --          45,145
                                   ========== =======    =======
General corporate expenses.......                                        (5,607)
Other income, net................                                         4,154
                                                                      ---------
Margins before income taxes and
 minority interest...............                                     $  43,692
                                                                      =========
Depreciation and amortization ex-
 pense...........................  $   30,566   4,911        838(c)      36,315
                                   ========== =======    =======      =========
Capital expenditures.............  $   17,475   5,530        275(c)      23,280
                                   ========== =======    =======      =========
Identifiable assets at June 26,
 1993............................  $  352,562 202,219    110,321(c)     665,102
                                   ========== =======    =======      =========
YEAR ENDED JUNE 25, 1994
------------------------
Net sales volume.................  $1,183,729 377,305        --       1,561,034
                                   ========== =======    =======      =========
Net margins from operations......  $   52,177   8,471        --          60,648
                                   ========== =======    =======
General corporate expenses.......                                        (6,270)
Other deductions, net............                                        (4,304)
                                                                      ---------
Margins before income taxes, mi-
 nority interest and cumulative
 effect of accounting change.....                                     $  50,074
                                                                      =========
Depreciation and amortization ex-
 pense...........................  $   31,234   5,134        883(c)      37,251
                                   ========== =======    =======      =========
Capital expenditures.............  $   32,655   3,772        805(c)      37,232
                                   ========== =======    =======      =========
Identifiable assets at June 25,
 1994............................  $  375,389 218,111    122,932(c)     716,432
                                   ========== =======    =======      =========
YEAR ENDED JULY 1, 1995
-----------------------
Net sales volume.................  $1,255,087 433,450        --       1,688,537
                                   ========== =======    =======      =========
Net margins from operations......  $   34,095   4,559        --          38,654
                                   ========== =======    =======
General corporate expenses.......                                        (7,451)
Other deductions, net............                                        (5,617)
                                                                      ---------
Margins before income taxes and
 minority interest...............                                     $  25,586
                                                                      =========
Depreciation and amortization ex-
 pense...........................  $   31,551   5,582        952(c)      38,085
                                   ========== =======    =======      =========
Capital expenditures.............  $   43,423  17,959        380(c)      61,762
                                   ========== =======    =======      =========
Identifiable assets at July 1,
 1995............................  $  418,790 258,461    144,386(c)     821,637
                                   ========== =======    =======      =========

--------
(a) Net sales volume includes export sales amounting to $27,511, $37,731 and $70,113 in 1993, 1994 and 1995, respectively, which have no significant geographical concentration.
(b) Intersegment sales are generally priced at competitive market prices.
(c) Amounts relate to unallocated corporate assets.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THIS OFFERING TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CON-TAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESEN-TATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE SECURITIES COV-ERED BY THIS PROSPECTUS; NOR DOES IT CONSTITUTE AN OFFER TO SELL, OR A SOLICI-TATION OF AN OFFER TO BUY, ANY OF THE SECURITIES COVERED BY THIS PROSPECTUS BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITA-TION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE OF THIS PROSPECTUS.

                               ----------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Gold Kist Inc............................................................   5
Risk Factors.............................................................   5
Use of Proceeds..........................................................   6
Selected Consolidated Financial Data.....................................   7
Management's Discussion and Analysis of Consolidated Results of
 Operations and Financial Condition......................................   8
Business.................................................................  12
Description of Subordinated Capital Certificates of Interest.............  15
Description of Subordinated Loan Certificates and Subordinated Large De-
 nomination Loan Certificates............................................  20
Experts..................................................................  24
Qualified Independent Underwriter........................................  25
Legal Opinion............................................................  25
Independent Auditors' Reports............................................ F-1
Consolidated Financial Statements........................................ F-3

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


                                    (LOGO)


                                GOLD KIST INC.

     FIFTEEN YEAR SUBORDINATED CAPITAL CERTIFICATES OF INTEREST (SERIES D)

       TEN YEAR SUBORDINATED CAPITAL CERTIFICATES OF INTEREST (SERIES D)

      SEVEN YEAR SUBORDINATED CAPITAL CERTIFICATES OF INTEREST (SERIES A)

      FIVE YEAR SUBORDINATED CAPITAL CERTIFICATES OF INTEREST (SERIES C)

      THREE YEAR SUBORDINATED CAPITAL CERTIFICATES OF INTEREST (SERIES A)

       TWO YEAR SUBORDINATED CAPITAL CERTIFICATES OF INTEREST (SERIES A)

              ONE YEAR SUBORDINATED LOAN CERTIFICATES (SERIES C)

     ONE YEAR SUBORDINATED LARGE DENOMINATION LOAN CERTIFICATES (SERIES A)

    SIX MONTH SUBORDINATED LARGE DENOMINATION LOAN CERTIFICATES (SERIES A)

                               ----------------
                                  PROSPECTUS
                               ----------------

                                       , 1995

                               ----------------

                               AGVESTMENTS, INC.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

      Registration Fees.............................................. $ 12,350
      Legal Fees and Expenses........................................ $ 15,000*
      Accountants' Fees and Expenses................................. $ 15,000*
      Consulting Fee................................................. $ 40,000
      Blue Sky Fees and Expenses..................................... $  3,000*
      Printing Expenses.............................................. $ 15,000*
      Miscellaneous.................................................. $  3,000*
                                                                      --------
          Total...................................................... $103,350*

--------
* Estimated

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Article XX of the By-Laws of Gold Kist provides:

                               "INDEMNIFICATION

  Each person who is or was a Director or Officer of Gold Kist and each person who at Gold Kist's request is serving or has served as an officer or director of another corporation, partnership, joint venture, trust, or other enterprise (hereinafter referred to individually as the "Indemnitee") shall be indemnified by Gold Kist to the full extent described in Sections 14-2-156(a) through (e) of the Georgia Business Corporation Code, as amended from time to time, against expenses (including attorneys' fees), judgments, fines, amounts paid in settlement, and other liabilities actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit, or proceeding (whether based on facts and circumstances now existing or hereafter arising) in which the Indemnitee may be involved by reason of his being or having been a Director or Officer of Gold Kist or of such other enterprise. Such indemnification shall be made in accordance with the laws of the State of Georgia and subject to the conditions prescribed therein, including without limitation, any condition that the Indemnitee have met applicable standards of conduct. In addition to the indemnification described above Gold Kist, at the discretion of its disinterested Directors, may indemnify the Indemnitee against amounts paid in settlement of any threatened or pending action, suit or proceeding by or in the right of Gold Kist to secure a judgment in its favor, subject to the same conditions set forth in Sections 14-2-156(b) and
(d) of the Georgia Business Corporation Code, as amended from time to time, with respect to expenses incurred by him in connection with such an action, suit or proceeding, and subject to any limitations set forth in Section 14-2-156(f) of the Georgia Business Corporation Code, as amended from time to time. In keeping with and not in limitation of the foregoing, the attorneys of Gold Kist who are officers of the company shall be indemnified by Gold Kist against any expenses and other liabilities incurred by them in connection with their rendering of legal opinions or providing other services as counsel to Gold Kist or its subsidiaries or affiliated companies. Gold Kist may purchase and maintain insurance on behalf of any Indemnitee against any liability asserted against him whether or not Gold Kist would have the power to indemnify the Indemnitee against such liability under the laws of the State of Georgia. If any expenses or other amounts are paid by way of indemnification, other than by court order, by membership action or by insurance carrier, Gold Kist shall provide notice of such payment to the members in accordance with the provisions of the laws of the State of Georgia."

  The Georgia Business Corporation Code provides:

14-2-850. PART DEFINITIONS.

  As used in this part, the term:

    (1) "Corporation" includes any domestic or foreign predecessor entity of a corporation in a merger or other transaction in which the predecessor's existence ceased upon consummation of the transaction.

    (2) "Director" means an individual who is or was a director of a corporation or an individual who, while a director of a corporation, is or was serving at the corporation's request as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise. A director is considered to be serving an employee benefit plan at the corporation's request if his duties to the corporation also impose duties on, or otherwise involve services by, him to the plan or to participants in or beneficiaries of the plan. Director includes, unless the context requires otherwise, the estate or personal representative of a director.

    (3) "Expenses" include attorneys' fees.

    (4) "Liability" means the obligation to pay a judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan), or reasonable expenses incurred with respect to a proceeding.

    (5) "Party" includes an individual who was, is, or is threatened to be made a named defendant or respondent in a proceeding.

    (6) "Proceeding" means any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal.

14-2-851. AUTHORITY TO INDEMNIFY.

  (a) Except as provided in subsections (d) and (e) of this Code section, a corporation may indemnify or obligate itself to indemnify an individual made a party to a proceeding because he is or was a director against liability incurred in the proceeding if he acted in a manner he believed in good faith to be in or not opposed to the best interests of the corporation and, in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful.

  (b) A director's conduct with respect to an employee benefit plan for a purpose he believed in good faith to be in the interests of the participants in and beneficiaries of the plan is conduct that satisfies the requirement of subsection (a) of this Code section.

  (c) The termination of a proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the director did not meet the standard of conduct set forth in subsection (a) of this Code section.

  (d) A corporation may not indemnify a director under this Code section:

    (1) In connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or

    (2) In connection with any other proceeding in which he was adjudged liable on the basis that personal benefit was improperly received by him.

  (e) Indemnification permitted under this Code section in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding.

14-2-852. MANDATORY INDEMNIFICATION.

  Unless limited by its articles of incorporation, to the extent that a director has been successful, on the merits or otherwise, in the defense of any proceeding to which he was a party, or in defense of any claim, issue, or matter therein, because he is or was a director of the corporation, the corporation shall indemnify the director against reasonable expenses incurred by him in connection therewith.

14-2-853. ADVANCE FOR EXPENSES.

  (a) A corporation may pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding in advance of final disposition of the proceeding if:

    (1) The director furnishes the corporation a written affirmation of his good faith belief that he has met the standard of conduct set forth in subsection (a) of Code Section 14-2-851; and

    (2) The director furnishes the corporation a written undertaking, executed personally or on his behalf, to repay any advances if it is ultimately determined that he is not entitled to indemnification under this part.

  (b) The undertaking required by paragraph (2) of subsection (a) of this Code section must be an unlimited general obligation of the director but need not be secured and may be accepted without reference to financial ability to make repayment.

14-2-854. COURT-ORDERED INDEMNIFICATION AND ADVANCES FOR EXPENSES.

  Unless a corporation's articles of incorporation provide otherwise, a director of the corporation who is a party to a proceeding may apply for indemnification or advances for expenses to the court conducting the proceeding or to another court of competent jurisdiction. On receipt of an application, the court after giving any notice the court considers necessary may order indemnification or advances for expenses if it determines:

    (1) The director is entitled to mandatory indemnification under Code
  Section 14-2-852, in which case the court shall also order the corporation to pay the director's reasonable expenses incurred to obtain court ordered indemnification;

    (2) The director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not he met the standard of conduct set forth in subsection (a) of Code Section 14-2-851 or was adjudged liable as described in subsection (d) of Code Section 14-2-851, but if he was adjudged so liable his indemnification is limited to reasonable expenses incurred unless the articles of incorporation or a bylaw, contract, or resolution approved or ratified by the shareholders pursuant to Code Section 14-2-856 provides otherwise; or

    (3) In the case of advances for expenses, the director is entitled, pursuant to the articles of incorporation, bylaws, or any applicable resolution or agreement, to payment or reimbursement of his reasonable expenses incurred as a party to a proceeding in advance of final disposition of the proceeding.

14-2-855. DETERMINATION AND AUTHORIZATION OF INDEMNIFICATION.

  (a) A corporation may not indemnify a director under Code Section 14-2-851 unless authorized thereunder and a determination has been made in the specific case that indemnification of the director is permissible in the circumstances because he has met the standard of conduct set forth in subsection (a) of Code
Section 14-2-851.

  (b) The determination shall be made:

    (1) By the board of directors by majority vote of a quorum consisting of directors not at the time parties to the proceeding;

    (2) If a quorum cannot be obtained under paragraph (1) of this subsection, by majority vote of a committee duly designated by the board of directors (in which designation directors who are parties may participate), consisting solely of two or more directors not at the time parties to the proceeding;

    (3) By special legal counsel:

      (A) Selected by the board of directors or its committee in the manner prescribed in paragraph (1) or (2) of this subsection; or

      (B) If a quorum of the board of directors cannot be obtained under paragraph (1) of this subsection and a committee cannot be designated under paragraph (2) of this subsection, selected by majority vote of the full board of directors (in which selection directors who are parties may participate); or

    (4) By the shareholders, but shares owned by or voted under the control of directors who are at the time parties to the proceeding may not be voted on the determination.

  (c) Authorization of indemnification or an obligation to indemnify and evaluation as to reasonableness of expenses shall be made in the same manner as the determination that indemnification is permissible, except that if the determination is made by special legal counsel, authorization of indemnification and evaluation as to reasonableness of expenses shall be made by those entitled under paragraph (3) of subsection (b) of this Code section to select counsel.

14-2-856. SHAREHOLDER APPROVED INDEMNIFICATION.

  (a) If authorized by the articles of incorporation or a bylaw, contract, or resolution approved or ratified by the shareholders by a majority of the votes entitled to be cast, a corporation may indemnify or obligate itself to indemnify a director made a party to a proceeding including a proceeding brought by or in the right of the corporation, without regard to the limitations in other Code sections of this part;

  (b) The corporation shall not indemnify a director under this Code section for any liability incurred in a proceeding in which the director is adjudged liable to the corporation or is subjected to injunctive relief in favor of the corporation:

    (1) For any appropriation, in violation of his duties, of any business opportunity of the corporation;

    (2) For acts or omissions which involve intentional misconduct or a knowing violation of law;

    (3) For the types of liability set forth in Code Section 14-2-832; or

    (4) For any transaction from which he received an improper personal benefit.

  (c) Where approved or authorized in the manner described in subsection (a) of this Code section, a corporation may advance or reimburse expenses incurred in advance of final disposition of the proceeding only if:

    (1) The director furnishes the corporation a written affirmation of his good faith belief that his conduct does not constitute behavior of the kind described in subsection (b) of this Code section; and

    (2) The director furnishes the corporation a written undertaking, executed personally or on his behalf, to repay any advances if it is ultimately determined that he is not entitled to indemnification under this Code section.

14-2-857. INDEMNIFICATION OF OFFICERS, EMPLOYEES, AND AGENTS.

  Unless a corporation's articles of incorporation provide otherwise:

    (1) An officer of the corporation who is not a director is entitled to mandatory indemnification under Code Section 14-2-852 and is entitled to apply for court ordered indemnification under Code Section 14-2-854, in each case to the same extent as a director; and

    (2) A corporation may also indemnify and advance expenses to an officer, employee, or agent who is not a director to the extent, consistent with public policy, that may be provided by its articles of incorporation, bylaws, general or specific action of its board of directors, or contract.

14-2-858. INSURANCE

  A corporation may purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee, or agent of the corporation or who, while a director, officer, employee, or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise against liability asserted against or incurred by him in that capacity or arising from his status as a director, officer, employee, or agent, whether or not the corporation would have power to indemnify him against the same liability under Code Section 14-2-851 or Code Section 14-2-852.

14-2-859. APPLICATION OF PART.

  (a) A provision treating a corporation's indemnification of or advance for expenses to directors that is contained in its articles of incorporation, bylaws, a resolution of its shareholders or board of directors, or in a contract or otherwise, is valid only if and to the extent the provision is consistent with this part. If articles of incorporation limit indemnification or advances for expenses, indemnification and advance for expenses are valid only to the extent consistent with the articles.

  (b) This part does not limit a corporation's power to pay or reimburse expenses incurred by a director in connection with his appearance as a witness in a proceeding at a time when he has not been made a named defendant or respondent to the proceeding."

  The benefits of the indemnity for directors provided by Article XX of Gold Kist's by-laws are contractually assured by agreements between Gold Kist and the directors. There is currently in effect an insurance policy which provides for reimbursement of Gold Kist for amounts paid in indemnification. The overall policy limit is $30,000,000.

ITEM 16. EXHIBITS.

  See Index of Exhibits on Page II-6.

ITEM 17. UNDERTAKINGS.

  The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (5) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (6) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBITS--INDEX OF EXHIBITS

                                              DOCUMENT WITH         DESIGNATION
 DESIGNATION                                  WHICH EXHIBIT           OF SUCH
 OF EXHIBIT                                  WAS PREVIOUSLY         EXHIBIT IN
   IN THIS                                     FILED WITH              THAT
   REPORT     DESCRIPTION OF EXHIBIT           COMMISSION            DOCUMENT
 -----------  ----------------------         --------------         -----------
   1         Underwriting Agreement     Registration filed on     Exhibit 1
              with Agvestments, Inc.,    Form S-2 (Registration
              dated October 12, 1992     No. 33-52268)
   1(a)      Designation of classes
              of Securities of Gold
              Kist Inc. to be offered
              and sold pursuant to
              underwriting agreement
              with Agvestments, Inc.,
              as amended
   2         Agreement and Plan of      Registration filed on     Exhibit 2
              Merger, dated June 20,     Form S-2 (Registration
              1986, and effective        No. 33-9007)
              June 30, 1986, between
              Carolina Golden
              Products, Inc., and
              Golden Poultry Company,
              Inc.
   4(a)(1)   Form of Indenture, dated   Registration filed on     Exhibit 4(a)(2)
              as of December 1, 1977,    Form S-1 (Registration
              governing the terms of     No. 2-59958)
              the 9% Fifteen Year
              Subordinated Capital
              Certificates of
              Interest, including
              therein a table of
              contents and cross-
              reference sheet
   4(a)(2)   Form of First              Registration filed on     Exhibit 4(a)(2)
              Supplemental Indenture,    Form S-1 (Registration
              dated as of September      No. 2-69267)
              1, 1979, amending the
              terms of the Form of
              Indenture, dated as of
              December 1, 1977,
              governing the terms of
              the 9% Fifteen Year
              Subordinated Capital
              Certificates of
              Interest
   4(a)(3)   Form of Indenture, dated   Registration filed on     Exhibit 4(a)(2)
              as of September 1,         Form S-1
              1979, governing the        (Registration No. 2-
              terms of the Fifteen       65587)
              Year Subordinated
              Capital Certificates of
              Interest (Series B),
              including therein a
              table of contents and
              cross-reference sheet

                                              DOCUMENT WITH         DESIGNATION
 DESIGNATION                                  WHICH EXHIBIT           OF SUCH
 OF EXHIBIT                                  WAS PREVIOUSLY         EXHIBIT IN
   IN THIS                                     FILED WITH              THAT
   REPORT     DESCRIPTION OF EXHIBIT           COMMISSION            DOCUMENT
 -----------  ----------------------         --------------         -----------
   4(a)(4)   Form of First              Registration filed on     Exhibit 4(a)(4)
              Supplemental Indenture,    Form S-1
              dated as of September      (Registration No. 2-
              1, 1980, governing the     69267)
              terms of the Fifteen
              Year Subordinated
              Capital Certificates of
              Interest (Series C)
   4(a)(5)   Form of Second             Registration filed on     Exhibit 4(a)(5)
              Supplemental Indenture,    Form S-2 (Registration
              dated as of September      No. 2-75938)
              1, 1982, governing the
              terms of the Fifteen
              Year Subordinated
              Capital Certificates of
              Interest (Series D)
   4(b)(1)   Form of Indenture, dated   Registration filed on     Exhibit 4(b)(2)
              as of December 1, 1977,    Form S-1
              governing the terms of     (Registration No. 2-
              the 8 1/2% Ten Year        59958)
              Subordinated Capital
              Certificates of
              Interest, including
              therein a table of
              contents and cross-
              reference sheet
   4(b)(2)   Form of First              Registration filed on     Exhibit 4(b)(2)
              Supplemental Indenture,    Form S-1
              dated as of September      (Registration No. 2-
              1, 1979, amending the      69267)
              terms of the Form of
              Indenture dated as of
              December 1, 1977
              governing the terms of
              the 8 1/2% Ten Year
              Subordinated Capital
              Certificates of
              Interest
   4(b)(3)   Form of Indenture, dated   Registration filed on     Exhibit 4(b)(2)
              as of September 1,         Form S-1
              1979, governing the        (Registration No. 2-
              terms of the Ten Year      65587)
              Subordinated Capital
              Certificates of
              Interest (Series B),
              including therein a
              table of contents and
              cross-reference sheet
   4(b)(4)   Form of First              Registration filed on     Exhibit 4(b)(4)
              Supplemental Indenture,    Form S-1
              dated as of September      (Registration No. 2-
              1, 1980 governing the      69267)
              terms of the Ten Year
              Subordinated Capital
              Certificates of
              Interest (Series C)
   4(b)(5)   Form of Second             Registration filed on     Exhibit 4(b)(5)
              Supplemental Indenture,    Form S-2
              dated as of September      (Registration No. 2-
              1, 1982, governing the     79538)
              terms of the Ten Year
              Subordinated Capital
              Certificates of
              Interest (Series D)
   4(c)      Form of Indenture, dated   Registration filed on     Exhibit 4(c)
              September 1, 1985,         Form S-2
              governing the terms of     (Registration No. 33-
              the Seven Year             428)
              Subordinated Capital
              Certificates of
              Interest (Series A)
              including therein a
              table of contents,
              cross-reference sheet
              and form of Seven Year
              Subordinated Capital
              Certificates of
              Interest
   4(d)(1)   Form of Indenture, dated   Registration filed on     Exhibit 4(c)(2)
              as of September 1,         Form S-1
              1979, governing the        (Registration No. 2-
              terms of the Five Year     65587)
              Subordinated Capital
              Certificates of
              Interest (Series A),
              including therein a
              table of contents and
              cross-reference sheet

                                              DOCUMENT WITH         DESIGNATION
 DESIGNATION                                  WHICH EXHIBIT           OF SUCH
 OF EXHIBIT                                  WAS PREVIOUSLY         EXHIBIT IN
   IN THIS                                     FILED WITH              THAT
   REPORT     DESCRIPTION OF EXHIBIT           COMMISSION            DOCUMENT
 -----------  ----------------------         --------------         -----------
   4(d)(2)   Form of First              Registration filed on     Exhibit 4(d)(2)
              Supplemental Indenture,    Form S-1
              dated as of September      (Registration No. 2-
              1, 1980, governing the     69267)
              terms of the Five Year
              Subordinated Capital
              Certificates of
              Interest (Shares B)
   4(d)(3)   Form of Second             Registration filed on     Exhibit 4(d)(3)
              Supplemental Indenture,    Form S-2
              dated as of September      (Registration No. 2-
              1, 1982, governing the     79538)
              terms of the Five Year
              Subordinated Capital
              Certificates of
              Interest (Series C)
   4(e)      Form of Indenture, dated   Registration filed on     Exhibit 4(f)(2)
              as of September 1,         Form S-2
              1985, governing the        (Registration No. 33-
              terms of the Three Year    428)
              Subordinated Capital
              Certificates of
              Interest (Series A),
              including therein a
              table of contents,
              cross-reference sheet,
              and form of Three Year
              Subordinated Capital
              Certificates of
              Interest
   4(f)      Form of Indenture, dated   Registration filed on     Exhibit 4(g)
              September 1, 1980,         Form S-1
              governing the terms of     (Registration No. 2-
              the Two Year               69267)
              Subordinated Capital
              Certificates of
              Interest (Series A),
              including therein a
              table of contents and
              cross-reference sheet
   4(g)(1)   Form of Indenture, dated   Registration filed on     Exhibit 4(h)(1)
              as of September 1,         Form S-2
              1985, governing the        (Registration No. 33-
              terms of the One Year      428)
              Subordinated Large
              Denomination Loan
              Certificates (Series
              A), including therein a
              table of contents,
              cross-reference sheet,
              and form of One Year
              Subordinated Large
              Denomination Loan
              Certificates
   4(g)(2)   Form of Indenture, dated   Registration filed on     Exhibit 4(d)(2)
              September 1, 1979,         Form S-1
              governing the terms of     (Registration No. 2-
              the One Year               66587)
              Subordinated Loan
              Certificates (Series
              B), including therein a
              table of contents and
              cross-reference sheet
   4(g)(3)   Form of First              Registration filed on     Exhibit 4(f)(2)
              Supplemental Indenture,    Form S-1
              dated as of September      (Registration No. 2-
              1, 1980, governing the     69267)
              terms of the One Year
              Subordinated Loan
              Certificates (Series C)
   4(h)      Form of Indenture dated    Registration filed on     Exhibit 4(i)
              as of September 1,         Form S-2 (Registration
              1985, governing the        No. 33-428)
              terms of the Six Month
              Subordinated Large
              Denomination Loan
              Certificates (Series
              A), including therein a
              table of contents,
              cross-reference sheet,
              and form of Six Month
              Subordinated Large
              Denomination Loan
              Certificates

                                              DOCUMENT WITH          DESIGNATION
 DESIGNATION                                  WHICH EXHIBIT            OF SUCH
 OF EXHIBIT                                  WAS PREVIOUSLY          EXHIBIT IN
   IN THIS                                     FILED WITH               THAT
   REPORT     DESCRIPTION OF EXHIBIT           COMMISSION             DOCUMENT
 -----------  ----------------------         --------------          -----------
   4(i)(1)   Specimen of Cumulative     Registration filed on     Exhibit 4(f)
              Preferred Capital          Form S-1 (Registration
              Certificates of            No. 2-59958)
              Interest used for three
              year (6.5%-8%), six
              year (6.75%-8.5%), ten
              year (7%-9%) and
              fifteen year (9%),
              fixed-maturity
              certificates
   4(i)(2)   Specimen of Subordinated   Annual Report on Form     Exhibit B-4(h)(2)
              Capital Certificates of    10-K for the Fiscal Year
              Interest used for          Ended June 30, 1982
              Fifteen Year (Series B
              and C), Ten Year
              (Series B and C), Five
              Year (Series A and B)
              and Two Year (Series A)
   4(i)(3)   Specimen of Subordinated   Annual Report on Form     Exhibit B-4(h)(3)
              Loan Certificates          10-K for the Fiscal Year
              (Series B and C)           Ended June 30, 1982
   4(j)      Specimen of 5%             Registration filed on     Exhibit 4(g)
              Cumulative Preferred       Form S-1 (Registration
              Capital Certificates of    No. 2-59958)
              Interest with no fixed
              maturities
   4(k)      Agreement to furnish       Registration filed on     Exhibit 4(h)
              copies of constituent      Form S-1 (Registration
              instruments defining       No. 2-59958)
              the rights of the
              holders of certain
              industrial revenue
              bonds
   4(l)(1)   Note Agreement with the    Quarterly Report on Form  Exhibit B-4(n)
              Prudential Insurance       10-Q for the Fiscal
              Company of America,        Quarter Ended December
              dated as of December       31, 1986
              15, 1986
   4(l)(2)   Amendment dated June 30,   Registration filed on     Exhibit 4(l)(2)
              1987 to Note Agreement     Form S-2 (Registration
              with the Prudential        No. 33-24623)
              Insurance Company of
              America
   4(l)(3)   Note Agreement with the    Quarterly Report on Form  Exhibit B-4(q)(1)
              Prudential Insurance       10-Q for the Fiscal
              Company of America         Quarter ended December
              dated as of November 4,    31, 1988
              1988
   4(l)(4)   Note Agreement with the    Quarterly Report on Form  Exhibit B-4(q)(2)
              Pruco Life Insurance       10-Q for the Fiscal
              Company dated as of        Quarter ended December
              November 4, 1988           31, 1988
   4(l)(5)   Amendment dated as of      Registration filed on     Exhibit 4(l)(5)
              January 9, 1991, to        Form S-2 (Registration
              Note Agreements' with      No. 33-42900)
              the Prudential
              Insurance Company of
              America and with Pruco
              Life Insurance Company
   4(l)(6)   Note Agreement with the    Registration filed on     Exhibit 4(l)(6)
              Prudential Insurance       Form S-2 (Registration
              Company of America         No. 33-42900)
              dated as of June 3,
              1991
   4(l)(7)   Amendment dated as of      Registration filed on     Exhibit 4(l)(7)
              June 26, 1992, to Note     Form S-2 (Registration
              Agreements with            No. 33-52268)
              Prudential Insurance
              Company of America

                                              DOCUMENT WITH         DESIGNATION
 DESIGNATION                                  WHICH EXHIBIT           OF SUCH
 OF EXHIBIT                                  WAS PREVIOUSLY          EXHIBIT IN
   IN THIS                                     FILED WITH               THAT
   REPORT     DESCRIPTION OF EXHIBIT           COMMISSION             DOCUMENT
 -----------  ----------------------         --------------         -----------
  4(l)(8)    Amendment dated as of      Registration filed on     Exhibit 4(l)(8)
              July 14, 1993, to Note     Form S-2 (Registration
              Agreements in the          No. 33-69204)
              Prudential Insurance
              Company of America and
              Pruco Life Insurance
              Company
  4(m)(1)    Credit Agreement dated
              as of June 30, 1995,
              with Various Banks and
              Lending Institutions,
              as Lenders and Trust
              Company Bank, as agent
  4(n)(1)    Line of Credit Agreement   Registration filed on     Exhibit 4(n)
              with CoBank, dated as      Form S-2 (Registration
              of February 22, 1991       No. 33-42900)
  4(n)(2)    Amendment dated as of      Registration filed on     Exhibit 4(n)(2)
              March 1, 1992, to Line     Form S-2 (Registration
              of Credit Agreement        No. 33-52268)
              with CoBank
  4(n)(3)    Amendment dated as of      Registration filed on     Exhibit 4(n)(3)
              December 18, 1992 to       Form S-2 (Registration
              Line of Credit             No. 33-69204)
              Agreement with CoBank
  4(n)(4)    Amendment dated of         Registration filed on     Exhibit 4(n)(4)
              December 13, 1993 to       Form S-2 (Registration
              Line of Credit             No. 33-55563)
              Agreement with CoBank
  4(o)       Guaranty dated December    Registration filed on     Exhibit 4(o)
              18, 1992 by Gold Kist      Form S-2 (Registration
              in favor of NationsBank    No. 33-69204)
              of Georgia, N.A.
  5          Opinion of Alston & Bird
  10(a)      Form of Deferred           Registration filed on     Exhibit 11(d)
              Compensation Agreement     Form S-1 (Registration
              between Gold Kist and      No. 2-59958)
              certain executive
              officers
  10(b)(1)   Gold Kist Management       Registration filed on     Exhibit 10(b)
              Bonus Program              Form S-1 (Registration
                                         No. 2-69267)
  10(b)(2)   Amended Gold Kist          Registration filed on     Exhibit 10(b)(2)
              Management Bonus           Form S-2 (Registration
              Program                    No. 2-79538)
  10(b)(3)   Form of Gold Kist          Registration filed on     Exhibit 10(b)(3)
              Supplemental Executive     Form S-2 (Registration
              Retirement Income Non-     No. 33-9007)
              Qualified Deferred
              Compensation Plan and
              Agreement between Gold
              Kist Inc. and certain
              executive officers and
              Resolution of Gold Kist
              Board of Directors
              authorizing the
              Supplemental Executive
              Retirement Plan
  10(b)(4)   Resolution of Gold Kist    Registration filed on     Exhibit 10(b)(4)
              Board of Directors         Form S-2 (Registration
              authorizing the Gold       No. 33-9007)
              Kist Special Award Plan
  10(b)(5)   Form of Gold Kist          Registration filed on     Exhibit 10(b)(5)
              Executive's Change in      Form S-2 (Registration
              Control Agreement          No. 33-31164)
              between Gold Kist and
              certain officers and
              resolutions of Gold
              Kist Board of Directors
              authorizing the
              Officers Contingency
              Plan

                                              DOCUMENT WITH          DESIGNATION
 DESIGNATION                                  WHICH EXHIBIT            OF SUCH
 OF EXHIBIT                                  WAS PREVIOUSLY           EXHIBIT IN
   IN THIS                                     FILED WITH                THAT
   REPORT     DESCRIPTION OF EXHIBIT           COMMISSION              DOCUMENT
 -----------  ----------------------         --------------          -----------
  10(b)(6)   Form of Directors Change   Registration filed on     Exhibit 10(b)(6)
              in Control Agreement       Form S-2 (Registration
              between Gold Kist and      No. 33-36938)
              Directors of Gold Kist
  10(b)(7)   Form of Directors          Registration filed on     Exhibit 10(b)(7)
              Emeritus Life Benefits     Form S-2 (Registration
              Agreement                  No. 33-36938)
  10(b)(8)   Form of Directors          Registration filed on     Exhibit 10(b)(8)
              Emeritus Agreement for     Form S-2 (Registration
              Medical Benefits           No. 33-36938)
  10(b)(9)   Gold Kist Executive
              Savings Plan, as
              amended
  10(b)(10)  Gold Kist Investor
              Savings Plan, as
              amended
  10(b)(11)  Gold Kist Split Dollar
              Life Insurance Plan
  10(c)(1)   Form of Membership,        Registration filed on     Exhibit 13(b)
              Marketing, and/or          Form S-1 (Registration
              Purchasing Agreement of    No. 2-59958)
              Gold Kist Inc.,
              Atlanta, Georgia
  10(c)(2)   Form of Membership,        Registration filed on     Exhibit 10(c)(2)
              Marketing, and/or          Form S-1 (Registration
              Purchasing Agreement of    No. 2-74205)
              Gold Kist Inc.,
              Atlanta, Georgia, as
              revised October 17,
              1980
  10(c)(3)   Form of Membership,        Registration filed on     Exhibit 10(c)(3)
              Marketing and/or           Form S-2 (Registration
              Purchasing Agreement of    No. 33-428)
              Gold Kist Inc.,
              Atlanta, Georgia, as
              revised November 1,
              1984
  10(c)(4)   Form of Membership,        Registration filed on     Exhibit 10(c)(4)
              Marketing and/or           Form S-2 (Registration
              Purchasing Agreement of    No. 33-24623)
              Gold Kist Inc.,
              Atlanta, Georgia, as
              revised October 29,
              1987
  10(c)(5)   Form of Membership,        Registration filed on     Exhibit 10(c)(5)
              Marketing and/or           Form S-2 (Registration
              Purchasing Agreement of    No. 33-42900)
              Gold Kist Inc.,
              Atlanta, Georgia,
              revised as of August
                                                                               21, 1991
  10(d)      CF Industries, Inc.        Registration filed on     Exhibit 13(j)
              Member Product Purchase    Form S-1 (Registration
              Agreement                  No. 2-59958)
  10(e)(1)   General Partnership        Registration filed on     Exhibit 10(h)(1)
              Agreement (GC              Form S-2 (Registration
              Properties) between        No. 33-428)
              Gold Kist Inc. and
              Cotton States Mutual
              Insurance Company,
              dated as of July 1,
              1984
  10(e)(2)   Lease from GC              Registration filed on     Exhibit 10(h)(2)
              Properties, dated          Form S-2 (Registration
              December 11, 1984, for     No. 33-428)
              home office building
              space
  10(f)(1)   General Partnership        Annual Report on Form 10- Exhibit B-10(f)(1)
              Agreement (Golden          K for the Fiscal Year
              Peanut Company) between    ended June 30, 1987
              Gold Kist and Archer-
              Daniels-Midland
              Company, dated as of
              December 17, 1986

                                              DOCUMENT WITH          DESIGNATION
 DESIGNATION                                  WHICH EXHIBIT            OF SUCH
 OF EXHIBIT                                  WAS PREVIOUSLY           EXHIBIT IN
   IN THIS                                     FILED WITH                THAT
   REPORT     DESCRIPTION OF EXHIBIT           COMMISSION              DOCUMENT
 -----------  ----------------------         --------------          -----------
  10(f)(2)   Restated and Amended       Registration filed on     Exhibit 10(f)(2)
              Partnership Agreement      Form S-2 (Registration
              (Golden Peanut Company)    No. 33-31164)
              between Gold Kist,
              Inc., Archer-Daniels-
              Midland Company and
              Alimenta Processing
              Corporation dated as of
              March 1, 1989
  10(f)(3)   Amendment to Amended and   Registration filed on     Exhibit 10(f)(3)
              Restated Partnership       Form S-2 (Registration
              Agreement (Golden          No. 33-42900)
              Peanut Company) between
              Gold Kist, Inc.,
              Archer-Daniels-Midland
              Company and Alimenta
              Processing Corporation
              dated as of June 30,
              1991
  10(f)(4)   Master Commercial          Annual Report on Form 10- Exhibit B-10(f)(2)
              Facilities Lease           K for the Fiscal Year
              Agreement between Gold     ended June 30, 1987
              Kist and Golden Peanut
              Company dated as of
              December 17, 1986
  10(g)      Agreement of Sale of       Annual Report on Form 10- Exhibit B-10(g)
              Valdosta, Georgia, Soy     K for the Fiscal Year
              Processing Plant,          ended June 30, 1987
              between Gold Kist and
              Archer-Daniels-Midland
              Company, dated July 2,
              1987
  10(h)      Grain Procurement          Annual Report on Form 10- Exhibit B-10(h)
              Agreement between Gold     K for the Fiscal Year
              Kist and Archer-           ended June 30, 1987
              Daniels-Midland
              Company, dated August
              31, 1987
  10(i)      General Partnership        Registration filed on     Exhibit 10(i)
              Agreement (Carolina        Form S-2 (Registration
              Golden Products            No. 33-42900)
              Company) between
              AgriGolden, Inc., and
              Golden Poultry Company,
              Inc., dated as of
              January 28, 1991
  12         Computation of Ratio of
              Net Margins to Fixed
              Charges
  23(a)      Consent of Alston & Bird   See Page II-15 of this
                                         Registration Statement
  23(b)      Consent of KPMG Peat
              Marwick LLP
  23(c)      Consent of Ernst & Young
              LLP
  23(d)      Consent of
              Interstate/Johnson Lane
              Corporation
  24         Powers of Attorney

                                               DOCUMENT WITH       DESIGNATION
 DESIGNATION                                   WHICH EXHIBIT         OF SUCH
 OF EXHIBIT                                   WAS PREVIOUSLY       EXHIBIT IN
   IN THIS                                      FILED WITH            THAT
   REPORT      DESCRIPTION OF EXHIBIT           COMMISSION          DOCUMENT
 -----------   ----------------------         --------------       -----------
     25      Statements of eligibility
              and qualification of
              Trustee on Form T-1 with
              respect to Fifteen Year
              Subordinated Capital
              Certificates of Interest
              (Series D), Ten Year
              Subordinated Capital
              Certificates of Interest
              (Series D), Seven Year
              Subordinated Capital
              Certificates of Interest
              (Series A), Five Year
              Subordinated Capital
              Certificates of Interest
              (Series C), Three Year
              Subordinated Capital
              Certificates of Interest
              (Series A), Two Year
              Subordinated Capital
              Certificates of Interest
              (Series A), One Year
              Subordinated Loan
              Certificates (Series C),
              One Year Subordinated
              Large Denomination Loan
              Certificates (Series A),
              and Six Month
              Subordinated
              Large Denomination Loan
              Certificates (Series A)
     27      Financial Data Schedule

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-2 AND HAS DULY CAUSED THIS AMENDMENT TO ITS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF ATLANTA, STATE OF GEORGIA, ON THE 23RD DAY OF OCTOBER, 1995.

                                          Gold Kist Inc.


                                          By:       /s/ H. O. Chitwood
                                              ---------------------------------
                                                        H. O. CHITWOOD,
                                                    Chief Executive Officer
                                                 (Principal Executive Officer)

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT TO ITS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


              SIGNATURE                        TITLE                 DATE
              ---------                        -----                 ----
         /s/ H. O. Chitwood            Chief Executive         October 23, 1995
-------------------------------------   Officer (Principal
           H. O. CHITWOOD               Executive Officer)

        /s/ Peter J. Gibbons           Vice President-         October 23, 1995
-------------------------------------   Finance (Principal
          PETER J. GIBBONS              Financial Officer)

         /s/ W. F. Pohl, Jr.           Controller              October 23, 1995
-------------------------------------   (Principal
           W. F. POHL, JR.              Accounting Officer)

                *                      Director                October 23, 1995
-------------------------------------
          W. P. SMITH, JR.

                *                      Director                October 23, 1995
-------------------------------------
         FRED K. NORRIS, JR.

                *                      Director                October 23, 1995
-------------------------------------
             DAN SMALLEY

                *                      Director                October 23, 1995
-------------------------------------
         PHIL OGLETREE, JR.

                *                      Director                October 23, 1995
-------------------------------------
         JAMES E. BRADY, JR.

                *                      Director                October 23, 1995
-------------------------------------
            A. JACK NALLY

                *                      Director                October 23, 1995
-------------------------------------
        W. KENNETH WHITEHEAD

                *                      Director                October 23, 1995
-------------------------------------
          H. MICHAEL DAVIS

                *                      Director                October 23, 1995
-------------------------------------
       HERBERT A. DANIEL, JR.



* By:    /s/ H. O. Chitwood
     ----------------------------
            H. O. CHITWOOD,
          as attorney-in-fact
          for each severally

                               CONSENT OF COUNSEL

  The consent of Alston & Bird to the use of their opinion as to the legality of the securities covered by this Registration Statement and to the reference to such firm under the caption "Legal Opinion" is contained in their opinion filed as Exhibit 5 to the Registration Statement.

                                 EXHIBIT INDEX

 EXHIBIT                                                          PAGE
  NO.                                DESCRIPTION                 NUMBER
 -------                             -----------                 ------
 23(b)   Consent of KPMG Peat Marwick LLP
 23(c)   Consent of Ernst & Young LLP
 24      Powers of Attorney